
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

BoatBites Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 13, 2024

Physical Address of Issuer:

7901 4th St. N STE 300, St. Petersburg, FL 33702, United States

Website of Issuer:

https://boatbites.app/

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

BoatBites CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

April 29, 2025

Physical Address of Co-Issuer:

7901 4th St. N STE 300, St. Petersburg, FL 33702, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $13,125 advance setup fee and $2,000 monthly fee for the use of the platform payable to DealMaker Securities LLC or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class A Common Stock

Target Number of Securities to be Offered:

9,804

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.08

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,999.68

Deadline to reach the Target Offering Amount:

April 1, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent year-end (2024)*	Prior year-end (2023)*
Total Assets	$16,089	$11,699
Cash & Cash Equivalents	$16,089	$11,699
Accounts Receivable	$0	$0
Current Liabilities	$0	$0
Long-Term Liabilities	$15,000	$15,000
Revenues/Sales	$0	$0
Cost of Goods Sold**	$35,502	$8,798
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(176,478)	$(108,241)

*Reflects the financial results for the Issuer, BoatBites Inc., since its original incorporation in Florida on July 22, 2023 (the Issuer subsequently converted to a Delaware corporation on September 13, 2024). Exhibit I, attached hereto and made a part hereof, also includes the reviewed inception financials for the Co-Issuer, which was formed on April 29, 2025.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Amended and Restated Certificate of Incorporation of the Company
Exhibit F: Bylaws of the Company, and amendment thereto
Exhibit G: Stockholders Agreement of the Company
Exhibit H: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit I: Financial Statements

Offering Statement (Exhibit A)
July 29, 2025

BoatBites Inc.

SPV Interests Representing
Up to $1,234,999.68 of Class A Common Stock

BoatBites Inc. ("**BoatBites**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.08 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.68 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**") "), at a purchase price of $1.00 per share of Class A Common Stock on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through BoatBites CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500.00	$42.50	$457.50
Investor Processing Fee (4)	$10.00	$0.85	$9.15
Target Offering Amount	$10,000.08	$850.01	$9,150.07
Maximum Offering Amount	$1,234,999.68	$104,974.97	$1,130,024.71

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $13,125 payment and a $2,000 monthly fee for use of the platform, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($500 to purchase 500 shares of Class A Common Stock) plus the Investor Processing Fee.   The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://boatbites.app/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<p style="text-align:center">The date of this Form C is July 29, 2025</p>

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company has developed an on-water e-commerce platform that facilitates the delivery of food, beverages, and other essential items from land-based businesses to boaters. The platform utilizes proprietary logistics, vendor management systems, and navigational software to enable real-time deliveries to moving vessels. Revenue is planned to be generated through delivery fees, sponsorships, advertising, and the sale of memberships.

The Company was originally formed as a Florida corporation on July 22, 2023 and was reincorporated as a Delaware corporation on September 13, 2024. The Company is headquartered in St. Petersburg, Florida, and sells its products and services through the internet in selected locations in the United States. The Company's website is https://boatbites.app/.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.boatbites.app (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. Prospective Investors can use the Investor Website Page to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Bonaccorso	CEO, Co-Founder and Chairman	CEO, Co-Founder and Chairman of BoatBites Inc., 2023 – Present Responsible for translating the vision into a scalable strategy, orchestrating market penetration through marina partnerships, optimized pricing and loyalty programs and steering product innovation.	Attended Syracuse University, 1980-1985
Cary Gould	Director of Customer Service and Co-Founder	Director of Customer Service and Co-Founder of BoatBites Inc., 2024 – Present Responsible for leading multi-channel support operations, set service KPIs, and coach teams for consistent, brand-aligned interactions. Supervisor, State DDC Programs at National Safety Council, 2012 – Present	SUNY Albany, B.A. in History, 1984
Collen Ferrary	Chief Operating Officer and Director	COO and Director of BoatBites Inc., 2025 – Present Responsible for cultivating high-performing talent and resilient culture, fortifying regulatory compliance and de-risking operations. CEO of GLW Medical Innovation, 2022 – 2024 Responsible for general CEO duties. CEO of Small Business USA, 2012 – 2023 Responsible for general CEO duties.	MIT Sloan School of Management, 2025 Attended Post College, 1990

Paul Pita	Chief Marketing Officer	Chief Marketing Officer of BoatBites Inc., 2025 - Present Responsible for marketing activities. Chief Executive Officer of Rebel Interactive Group, 2021 – 2022 Chief Branding Officer of Rebel Interactive Group, 2018 – 2022	Central Connecticut State University, B.A. in Graphic Design, 1989
Christopher Dann	Director	Director of BoatBites Inc., 2025 – Present Responsible for Board oversight. Vice President of Finance at Dann Marine Towing, 1991 - Present Responsible for financial stewardship.	Rollins College, Bachelor's in Business and Economics, 1991
Jack Falvey	Director	Director of BoatBites Inc., 2025 – Present Responsible for Board oversight. CEO of Falvey Insurance Group, 2012 - Present Responsible for general CEO duties.	Northeastern University, B.S. in International Business, 2014 The University of Hong Kong, B.B.A in International Business, 2012 Harvard University, OPM, Business — Expected 2027
Robert "Chip" Birthisel	Director	Director of BoatBites Inc., 2025 – Present Responsible for Board oversight. Partner, Hamilton, Miller, Birthisel LLP, 2006 – Present Director, Maritime Expert, In-House Council Responsible for maritime legal matters, including compliance, insurance matters, and maintaining contracts and agreements.	University of Miami School of Law, Juris Doctor, 1991 The Johns Hopkins University, Master of Science in Adult Education, 1987

Biographical Information

John Bonaccorso: John is the CEO, Co-Founder and Chairman of the Company. He deeply understands technology, business innovation, and disruptive market strategies. As an entrepreneur since fourteen, and while a freshman at Syracuse University, John launched his first two major companies, growing them into East Coast-spanning enterprises that employed hundreds of people and served high-profile clients, including American Express, Marriott, and Disney. With a keen ability to identify emerging markets and pioneering marketing techniques, he has consistently been ahead of industry trends. In 1992, John founded his first technology company in Orlando, which he later licensed to Apple, negotiating the sale directly with Steve Jobs. Following this successful exit, he created the world's first legal digital marketplace in 2000, envisioning and building a system using "token-based ownership"—a concept nearly identical to today's blockchain technology. By 2004, John had already established a profitable marketplace for digital collectibles—12 years before NFTs became mainstream. His foresight and ability to predict technological shifts positioned him as a true innovator in the digital asset space. In 2008, John launched 15 Seconds of Fame, a platform blending the concepts of American Idol and YouTube, centered around 15-second videos. The platform rapidly gained traction, amassing millions of users within two years, nearly a decade before TikTok revolutionized short-form content. After investing millions, the company became Reality Digital, a leading global video and audio distribution company. Under John's leadership, the company acquired multiple international firms and expanded operations across the U.S. and Europe, solidifying its position as an industry leader in digital media. In 2020, John identified a significant untapped opportunity in B2C eCommerce for the maritime industry. While others struggled to solve the logistics of on-water commerce, he conducted extensive market research. He leveraged his technical, marketing, and business expertise—along with his personal passion for boating—to create the Company, the first SaaS-based B2C eCommerce platform for the maritime industry. Recognizing the global potential of this innovation, John and his team went beyond building a platform; they developed a comprehensive water-based technical infrastructure to facilitate seamless commerce across the world's waterways. His vision continues to shape the future of maritime eCommerce, bringing new possibilities to an industry that had long lacked modernized solutions

Cary Gould: Cary is the Director of Customer Service, Co-Founder and Director of the Company. He is a veteran customer service executive and seasoned investor who has spent more than two decades mastering the art and science of delivering exceptional experiences. From the outset of his career at one of the nation's premier customer service firms, Cary distinguished himself through rigorous training and an unwavering commitment to operational excellence. Cary rose quickly to manage hundreds of employees across multiple regions, honing his ability to interpret complex regulations and translate them into clear, enforceable local policies. Under his leadership, teams consistently met and exceeded state and local compliance standards while delivering a level of service that earned industry recognition. Driven by a deep desire to give back, Cary has extended his expertise into the public sector, partnering with government agencies to modernize citizen-facing processes. His work has centered on transformative initiatives that elevate citizen satisfaction and reduce costs through smarter resource allocation. Whether restructuring call-center operations or designing cross-agency revenue-sharing models, Cary's policy decisions have struck the delicate balance of fairness, efficiency, and fiscal responsibility. His talent for exploring emerging trends in service delivery—combined with a hands-on approach to implementation—has positioned him as a trusted advisor on how government entities can treat constituents more like valued customers. Outside of his professional pursuits, Cary is a proud father of two grown daughters, and he draws daily inspiration from the lessons of patience, empathy, and leadership he has learned through family life.

Colleen Ferrary: Colleen is the COO of the Company. She is an accomplished operations executive with over 20 years of experience driving growth, scalability, and operational transformation across Fortune 100, venture-backed, and founder-led businesses. As Chief Operating Officer the Company, Colleen is responsible for aligning people, process, and strategy to support scalable, sustainable national expansion. Colleen began her career in high-complexity operational environments at Target Corporation, where she led multi-unit, cross-state operations including staffing, vendor management, last-mile delivery, and supply chain optimization. She later served as President of Small Business USA, where she managed the growth and acquisition of two companies, led funding strategies for emerging entities, and launched new product lines—most notably earning Top Innovation of the Year in its category. During that tenure, she also oversaw international growth, expanding into Latin America and Europe and establishing distribution centers to support overseas operations. As founder of Peak Fractional, Colleen built a national consulting firm focused on optimizing operations, preparing companies for due diligence, and providing fractional C-suite support. Her team has helped companies reduce unnecessary workload by up to 40% and reinvest those savings into growth, innovation, and margin improvement. Colleen is known for her structured, pragmatic leadership approach—balancing rapid execution with team alignment and strategic clarity. She has led teams of more than 5,000 people and managed P&Ls in excess of $500M, always with a focus on systems that support speed without sacrificing sustainability. Colleen is a continuous learner and strategist who brings both operational depth and modern thinking to her work. She is LEAN-certified and a recent graduate of MIT's program in AI Integration with Business Strategy, equipping her with cutting-edge tools to drive tech-enabled efficiency, automation, and smart growth across business functions.

Paul Pita: Paul is the Chief Marketing Officer of the Company. He is a nationally recognized brand and marketing executive known for transforming ambitious companies into standout market leaders. With over two decades of experience driving growth at the intersection of strategy, storytelling, and business performance, Paul brings a rare combination of creative instinct and operational discipline to every engagement. A results-driven strategist, Paul partners with founders, CEOs, and executive teams to unlock brand value, accelerate growth, and align culture with business vision. His approach is grounded in a belief that brand is not just what you say—it's how you lead, operate, and deliver. From high-growth startups to legacy organizations, Paul is known for architecting bold brand platforms that cut through the noise, ignite customer loyalty, and move KPIs. At the core of his work is a deep commitment to building brands that matter—rooted in purpose, clarity, and commercial impact. Whether launching a new category, revitalizing a tired brand, or navigating complex market shifts, Paul brings clarity, courage, and conviction to the table. His career is defined by transformative results—including leading multi-year brand turnarounds, orchestrating cross-channel marketing strategies that drive double-digit revenue growth, and building internal alignment that sustains momentum long after the campaign ends. Paul's leadership is sought after by organizations ready to level up—and not just look different, but perform differently

Christopher Dann: Christopher is a Director of the Company. He is a fifth-generation mariner and the current Vice President of Finance at Dann Marine Towing, a Chesapeake City, Maryland–based tug and barge operator with a fleet of more than 20 vessels serving the U.S. East Coast, Gulf of Mexico, Caribbean, and Great Lakes. Raised on the decks of the family fleet, Chris combines hands-on vessel knowledge with rigorous financial stewardship, guiding capital planning, risk management, and long-range growth for one of the nation's oldest privately held towing companies. A champion of sustainable propulsion, Chris led Dann Marine's EPA-backed diesel-engine repower initiative, significantly reducing fleet emissions while preserving maritime jobs and improving fuel efficiency. He continues to drive modernization programs—including Tier 3 engine upgrades and digital dispatch systems—that keep the company competitive and compliant with evolving environmental standards. Chris and his siblings represent the fifth generation steering the Dann family enterprise, building on a legacy that began with river steamers in the 19th century. This deep operational DNA gives him an instinctive grasp of port logistics, safety management, and crew culture—insights he now brings to the Company's boardroom. He earned his bachelor's degree from Rollins College, focusing on business and economics, and remains active in regional maritime associations and coastal conservation efforts throughout the Chesapeake Bay.

Jack Falvey: Jack is a Director of the Company. He is a seasoned operator and growth strategist. As Chief Executive Officer of Falvey Insurance Group, a leading specialty Managing General Agent approaching $300 million in premiums under management, Jack has built and scaled multiple underwriting divisions, launched proprietary insure-tech platforms, and led cross-functional teams through aggressive go-to-market strategies. Recognized as a 2022 C-Suite Rising Star and a 2019 Young Gun by major industry publications, Jack is widely respected for blending strategic discipline with hands-on operational leadership. He also serves on the International Board of Governors for the Insurance Industry Charitable Foundation, underscoring his commitment to community impact and industry advancement. Jack's expertise in maritime operations, regulatory compliance, and strategic partnerships provides BoatBites with a critical advantage as it scales innovative delivery services for boaters nationwide. Jack earned a Bachelor of Science in International Business from Northeastern University's D'Amore-McKim School of Business.

Robert "Chip" Birthisel: Chip is a Director of the Company. He is a founding partner of Hamilton, Miller and Birthisel in Tampa, Florida. Chip has the distinction of having argued maritime cases before the United States Supreme Court and is often called in complicated transportation and maritime law, personal injury and wrongful death defense, marine pollution, general liability defense, and insurance law. His practice includes international and domestic litigation and transactions. Chip is a retired Coast Guard officer who spent his final years on active duty as a law specialist and trial attorney assigned to the U.S. Department of Justice, Aviation and Admiralty Litigation Section. Chip represents a wide range of transportation, maritime, and general litigation clients, providing a myriad of services including litigation of maritime and land-based wrongful death and personal injury, maritime lien, bunker, P & I, cargo, and hull and machinery claims. He represents many of the world's largest insurers and has provided coverage opinions and defense, and litigated declaratory judgment actions on behalf of numerous insurers. Chip's practice includes rendering advice on all marine regulatory matters, including coverage placement, vessel flagging, classification society compliance, and U.S., flag state, and international (i.e. SOLAS, IMO, and Law of the Sea Conventions) regulatory compliance. In addition, he has provided counsel regarding establishing various maritime businesses, including cruise line operations, cargo lines, Ocean Transportation Intermediary licensing and compliance (VOCC, NVOCC, and Freight Forwarders), and marine and land-based terminal operations. He renders advice daily on compliance with U.S. Customs and Border Patrol, Coast Guard, Immigration, Federal Maritime Commission,

National Highway Transportation Safety Administration, Environmental Protection Agency, and other international and domestic regulatory schemes.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): BoatBites CF Investors SPV, LLC (the "**Co-Issuer**"), located at 7901 4th St. N STE 300, St. Petersburg, FL 33702, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

<center>**BUSINESS**</center>

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.boatbites.app. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

BoatBites is a B2B2C logistics platform that brings on-water delivery to boaters, marinas, and waterfront businesses. By leveraging proprietary technology, a network of trained delivery partners using personal watercraft (PWCs), and strategic marina partnerships, BoatBites enables seamless ordering and fulfillment of food, beverages, supplies, and concierge services directly to boats on the water.

Business Plan

The Company's mission is to make over-the-water mobile ordering easy! The Company has launched the work's first app to deliver hot food, ice-cold beverages, bagged ice and almost anything else straight to boaters. The BoatBites mobile app utilizes multiple layers of AI, proprietary logistical algorithms, all on a platform that will be the envy of land-based delivery systems allowing boaters to order, pay via the app, and get their delivery within 1 hour. Everyone can now savor their favorite foods without leaving the sun-soaked bliss.

Best of all, the Company brings together boaters, food vendors, drivers, dealers, and others to create a vibrant economy out on the water. Our platform empowers communities by making it easier to access food, foster new businesses, and stimulate economies with speed and sustainability. Integrating transportation, delivery, and commerce creates an efficient ecosystem supporting growth and resilience.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The capital we raise here will empower us to increase sales and marketing efforts and expand our product development, as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
BoatBites Platform	A B2B2C logistics platform that brings on-water delivery to boaters, marinas, and waterfront businesses.	Boaters, marinas, charter boats, and waterfront businesses.

Competition

We will primarily compete against other food boats, marinas, and restaurants on the water and with boaters who pack coolers with food.

Customer Base

The Company's target customers are boaters, marinas, charter boats, and waterfront businesses.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors cannot provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

The Company does have several domain names it uses to operate its business.

All other intellectual property is in the form of trade secrets, business methods, and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors, and consultants.

Governmental/Regulatory Clearance and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently does not have any employees. The Company is reliant on independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class A Common Stock:

Funded Investment Amount Received By: *	Bonus Shares of Class A Common Stock**
11:59 Pacific Standard Time on August 8, 2025	10%
11:59 Pacific Standard Time on August 15, 2025	5%
11:59 Pacific Standard Time on August 22, 2025	3%
11:59 Pacific Standard Time on September 5, 2025	1%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.

Large Investor Bonus Shares of Class A Common Stock:

Funded Investment Amount *	Bonus shares of Class A Common Stock**
$1,500.00 to $2,499.99	1%
$2,500.00 to $4,999.99	3%
$5,000.00 to $9,999.99	5%
$10,000.00 to $24,999.99	10%
$25,000.00 and above	15%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments will not be aggregated in determining whether the Funded Investment Amount threshold has been met.

** Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together (per each funded investment and not based on aggregate investments). Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Company's Co-Founders, and they will exercise voting control.

Prior to the Offering, the Co-Founders of the Company beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Co-Founders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Co-Founders may have interests that are different from yours. For example, these Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our app and platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an app and platform that brings on-water delivery to boaters, marinas, and waterfront businesses. The amount of users of our app and platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our app and platform and the services offered. If clients do not perceive our app and platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in BoatBites CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class A Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Amended and Restated Certificate of Incorporation, regarding the Class A Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will be minority holders in the Company.

Investors in the Securities will have voting rights but will be minority holders in the Company. Therefore, if you invest in the Company, you will have limited ability to influence management's decisions on how to run the business. You will need to trust in management discretion in making good business decisions that will grow your investment. Additionally, investors in the Co-Issuer will indirectly hold only Class A Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this limited voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Operating Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class A Common Stock at $1.00 per share plus a 2% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Class A Common Stock before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.08
Name of Securities	Class A Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	36,525,554
Maximum Offering Amount	$1,234,999.68
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	37,726,534*
Price Per Security	$1.00**
Minimum Individual Investment Amount	$510.00[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 1, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	One vote per share of Class A Common Stock (held by the Co-Issuer). See the description of the voting and control rights on page 31.

*Does not include Bonus Shares of Class A Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 302,696 shares of Class A Common Stock.

**Does not include the Investor Processing Fee of two percent (2%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is BoatBites CF Investors SPV, LLC (the "Co-Issuer"), located at 7901 4th St. N STE 300, St. Petersburg, FL 33702, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://boatbites.app/, or for the Offering at https://invest.boatbites.app. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.68, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,999.68, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount may be found at https://invest.boatbites.app.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$104,975
Technology & Product Development (1)	15%	$1,500	15%	$185,250
Sales and Marketing (2)	76.5%	$7,650	58.5%	$722,475
Infrastructure (3)	0%	$0	9%	$111,150
General Working Capital	0%	$0	9%	$111,150
Total	**100%**	**$10,000+**	**100%**	**$1,235,000+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $13,125 payment and a $2,000 monthly fee for the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to expand our core technology and product development efforts by hiring dedicated talent, specifically, one Product Manager to own the roadmap and two Full-Stack Engineers to accelerate the build-out of real-time order tracking and ETA estimation features. This investment will ensure our platform remains reliable and user-friendly even during peak boating traffic. A portion of the funds will also be used to integrate our platform with key marina management systems and payment gateways via robust APIs. This will streamline partner onboarding, automate reconciliation, and deliver a frictionless booking experience for boat owners.

(2) We will use the proceeds for targeted marketing efforts towards boaters and recreational crews, charter boats and marinas and food service vendors (restaurants, food trucks and beverage brands. This will be a coordinated three-sided approach that fills demand (boaters), fortifies distribution (charters/marinas) and secures inventory (vendors) creating a self-reinforcing growth loop in every new harbor.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class A Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class A Common Stock**
> **Offering Minimum: $10,000.08**
> **Offering Maximum: $1,234,999.68**
> **Purchase Price Per Share of Security Offered: $1.00 (does not include a 2% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 1, 2026**

The Securities have voting rights (with regard to actions by the Co-Issuer or the Company's Class A Common Stock being held by the Co-Issuer), however, the Investors will be minority shareholders in the Company. The rights of the Class A Common Stock may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary Company documents governing voting and the rights of the Securities are the Company's Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached as Exhibit E, the Company's Bylaws, and amendment thereto (the "**Bylaws**") attached as Exhibit F, and the Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit G, together with the A&R COI and the Bylaws, the "**Company Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents, which are each attached as Exhibits to this Form C.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,234,999.68 and a minimum of $10,000.08 worth of its Class A Common Stock. The investment will be made through the Co-Issuer, BoatBites CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.08 by April 1, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.08 under the Regulation CF offering by April 1, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 1, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,234,999.68 Maximum Offering Amount.

The minimum investment per investor is $510, which includes a $10 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class A Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class A Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

The Company was incorporated in the State of Florida on July 22, 2023, and at that time was authorized to issue 10,000,000 shares of common stock with no designated classes. On September 13, 2024, upon reincorporation in the State of Delaware, the Company amended its Certificate of Incorporation to authorize the issuance of 30,000,000 shares of Common Stock, $0.001 par value per share (the "**Common Stock**"). The Common Stock consisted of the following three classes: (i) 16,000,000 shares of Class A Common Stock (the "**Class A Common Stock**"), which were deemed Investor shares and entitled to one vote per share of Class A Common Stock; (ii) 4,000,000 shares of Class B Common Stock (the "**Class B Common Stock**"), which were Employee shares and had no voting rights; and (iii) 10,000,000 shares of Class C Common Stock (the "**Class C Common Stock**"), which were Founder shares and entitled to 10,000 votes per share of Class C Common Stock.

On July 21, 2025, the Company further amended its Certificate of Incorporation to reorganize its capital structure. As a result, the Company increased its authorized Common Stock to 70,000,000 shares of Common Stock, of which (i) 50,000,000 shares were designated as Class A Common Stock; and (ii) 20,000,000 shares were designated as Class B Common Stock. Additionally, the Company simultaneously effected (i) a conversion of all outstanding Class C Common Stock into Class A Common Stock and (ii) a stock split of all outstanding shares of Common Stock on a one for 4.20 basis per outstanding share of Common Stock.

As of the date of this Form C, (i) 36,957,488 shares of Class A Common Stock and (ii) 3,484,320 shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	36,957,488
Par Value Per Share	$0.001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	91.38%

Type	Class B Common Stock
Amount Outstanding	3,484,320
Par Value Per Share	$0.001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.62%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control

The Securities have voting rights equal to one vote per share of Class A Common Stock. However, the Investors will be minority owners in the Company.

As a result of purchasing Securities in this Offering, the Investors in the Co-Issuer will indirectly have limited voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this limited of voting and control.

The Company is a party to a certain Stockholders Agreement, dated as of July 18, 2025, under which the Company and certain shareholders have agreed to, among other things (i) the size of the Board (five directors); (ii) the Board's composition, including the right of the Founders to nominate three (3) individuals; (iii) protective provisions; (iv) restrictions on transfer; (v) tag-along rights; (vi) preemptive rights; (vii) drag-along rights; (viii) registration rights; (ix) right of first refusal; and (x) information rights. See Exhibit G for the full terms of the Stockholders Agreement. The Co-Issuer will not be required to become a party to the Stockholders Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

What it Means to be a Minority Holder

Investors in our Class A Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Bonaccorso	27,575,520 shares of Class A Common Stock	74.61%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class C Common Stock*	$7,796	7,796,650**	N/A	July 27, 2023	Section 4(a)(2)
Class A Common Stock	$50,000	81,000**	Product Development and General Working Capital	July 30, 2023	Section 4(a)(2)
Class A Common Stock	$250,000	256,750**	Product Development and General Working Capital	Various dates between March 2, 2024 and December 18, 2024	Section 4(a)(2)
Class A Common Stock	$665,001	665,001**	Product Development and General Working Capital	Various dates between January 8, 2025 and July 13, 2025	Section 4(a)(2)
Class B Common Stock	$0	829,600**	N/A	Various dates between August 9, 2023 and June 15, 2025	Section 4(a)(2)

*Converted into Class A Common Stock on July 21, 2025.
**Does not reflect the Company's stock split on July 21, 2025 which was on a 1 for 4.20 basis per outstanding share of Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit I</u>.

Cash and Cash Equivalents

As of May 31, 2025, the Company had an aggregate of approximately $15,000 in cash and cash equivalents, and when combined with the pending receipt of additional equity investment in July, leaves the Company with approximately four months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Common Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $40,441,808 using the current outstanding shares of the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit I</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at https://invest.boatbites.app.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://boatbites.app/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

BoatBites Inc.
_____
(Issuer)

By:/s/John Bonaccorso
_____
(Signature)

John Bonaccorso
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Bonaccorso
_____
(Signature)

John Bonaccorso
_____
(Name)

Chairman
_____
(Title)

July 29, 2025
_____
(Date)

/s/ Colleen Ferrary
_____
(Signature)

Colleen Ferrary
_____
(Name)

Director
_____
(Title)

July 29, 2025
_____
(Date)

/s/ Christopher Dann
_____
(Signature)

Christopher Dann
_____
(Name)

Chairman
_____
(Title)

July 29, 2025
_____
(Date)

/s/ Jack Falvey
_____
(Signature)

Jack Falvey
_____
(Name)

Director
_____
(Title)

July 29, 2025
_____
(Date)

/s/ Robert Birthisel
_____
(Signature)

Robert Birthisel
_____
(Name)

Director
_____
(Title)

July 29, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


BoatBites
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Highlights   Opportunity   Why We're Different   Investor Perks   How We Make Money   **Invest Now**

Ride the Waves: BoatBites Is Alive in Florida Sailing Coast-to-Coast in 2026 — Invest Today!



- **World's First and Only B2C Water-Based eCommerce Delivery Platform**
  - Introducing an Economy on the Water
    - Food, Drinks, Ice, and Virtually Anything Boaters Need
- **Consumers Already Know How to Order Anything on Land - Now They Can On Water.**
  - Boatside Delivery. Simple.
    - Anywhere You Anchor.
- **Proven, Scalable Model**
  - Live operations in Florida, using agile jet-ski fleets, already delight customers with fast, fresh meals at sandbars, beaches, and marinas.


BoatBites
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Highlights   Opportunity   Why We're Different   Investor Perks   How We Make Money   **Invest Now**



- **Proven, Scalable Model**
  - Live operations in Florida, using agile jet-ski fleets, already delight customers with fast, fresh meals at sandbars, beaches, and marinas.
- **High-Margin, Low-Competition Growth**
  - Premium delivery fees and exclusive vendor partnerships position BoatBites for rapid nationwide expansion and attractive investor returns.



Investing with BoatBites Gives You a Unique, and Unparalleled Opportunity to Invest in the First Nationwide e-commerce Company on the Water.

Sec Filings

Investor Education

Offering Circular



 **BoatBites**
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Highlights   Opportunity   Why We're Different   Investor Perks   How We Make Money   **Invest Now**

Investment Highlights

FIRST MOVER ADVANTAGE
BoatBites is the **first** and **only** water-based e-commerce platform. Pioneering a totally new category in hospitality and delivery.

PROVEN DEMAND
We've already delivered to thousands of happy customers — demand is growing faster than the tide.

BRAND LOVE
From boaters and beachgoers to bachelorettes and bartenders, people don't just like BoatBites — they rave about it.

STREAMLINED MODEL
Low overhead. High margins. Fast scaling. This is food delivery reimagined for places UberEats can't touch.

PRICE PER SECURITY
Security price is $1.00.

MINIMUM INVESTMENT
Minimum investment is $500.00 + 2% processing fee.



  **BoatBites**
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Highlights   Opportunity   Why We're Different   Investor Perks   How We Make Money   **Invest Now**





THE OPPORTUNITY

ORDER FROM YOUR BOAT - TO YOUR BOAT

- **Big investors usually get first dibs on ideas like this. Not this time.**
  - Now you can invest early in the next big thing—before the big shots even show up.
- **BoatBites: Where the Road Ends, the Market Begins**
  - BoatBites is a category-defining logistics platform built for the water. We connect hungry boaters directly with waterfront food vendors—delivering hot meals, cold drinks, and unmatched service straight to boats, kayaks, floaties, and sandbars. No roads. No traffic. Just open water and an untapped revenue stream.
  - Legacy delivery apps stop at the curb. We go beyond.
  - Uber Eats and DoorDash weren't built for the beach,
  - Legacy delivery apps stop at the curb. We go beyond.
  - Uber Eats and DoorDash weren't built for the beach, the bay, or the backwaters. BoatBites was. Our fleet of personal watercraft navigates where others can't, reaching consumers at the exact moment they want to spend—and stay—in paradise. It's last-mile delivery with no roads and no competition.
- We partner with marina restaurants to tap into a booming, overlooked market: waterfront delivery. There's no competition, no traffic, and **a whole lot of hungry boaters**.

BoatBites
Anchor. Order. Enjoy.

Highlights | Opportunity | Why We're Different | Investor Perks | How We Make Money | Invest Now

Why We're Different

- **Fast as a JetSki**
  60-minute delivery or less, and your kids and wife are happy!

- **Zero Traffic. All Fun.**
  No cars, no curbs, no chaos.

- **By Boaters, For Boaters**
  This isn't just delivery on water — it's a service *designed* for the boating lifestyle, crafted by those who live it. We understand the sandbar hustle, the joy of an ice-cold beer, and the ecstasy of that first bite of piping hot pizza while you're doing the boogie in waist-deep water with your friends.

- **Fueling a Waterfront Economy**
  BoatBites brings together boaters, food vendors, delivery riders, marinas, and gear dealers to build a thriving community on the water.
  It's more than food — it's a full-circle economy powered by partnership.


Girlfriend Hangry on a Boat
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ON THE BOAT WITH YOUR...
HANGRY GIRLFRIEND?
YouTube

BoatBites
Anchor. Order. Enjoy.

Highlights | Opportunity | Why We're Different | Investor Perks | How We Make Money | Invest Now

How We Make Money

Proven Market Demand With 1,800 Partner Inquiries

- **Delivery Fees**: Every order includes built-in delivery pricing — NO UP CHARGES, OR HIDDEN FEES. Just happy boaters.
- **Sponsorships & Brand Collabs**: We're already in talks with the largest beverage company, a spirits company, a personal watercraft company, a waterwear company, and several dozen charter companies that want to ride with us.
- **Membership Fees - Check out BoatBites.app/memberships**

Ready to Fuel the Future Floating Economy?

We're not building the next Amazon or Uber Eats — we're building the *first* BoatBites.

INVESTOR PERKS

Time-Based Bonus Shares of Class A Common Stock:

Funded Investment Amount Received By:		*Bonus Shares of Class A Common Stock**
11:59 Pacific Standard Time on	August 8, 2025	10%
11:59 Pacific Standard Time on	August 15, 2025,	5%
11:59 Pacific Standard Time on	August 22, 2025,	3%
11:59 Pacific Standard Time on	September 5, 2025	1%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.

Earn Large Investor Bonus Shares of Class A Common Stock:

Funded Investment Amount *	Bonus shares of Class A Common Stock**
$25,000.00 and above	15%
$10,000.00 to $24,999.99	10%
$5,000.00 to $9,999.99	5%
$2,500.00 to $4,999.99	3%
$1,500.00 to $2,499.99	1%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities, and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments will not be aggregated in determining whether the Funded Investment Amount threshold has been met. ** Bonus shares of Class A Common Stock shall have the same terms as the Class A Common Stock issued in the Offering.



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Investment Details

Regulation CF

$1.00 USD

Per Class A Common Stock



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FAQs

1. Why invest in startups? ^

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest? ^

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth? ^

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment? ^

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering? ^

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ^

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ^

The Common Stock (the "Shares") of [company name] (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5‖10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ^

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to: (i) to the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) as part of an offering registered under the Securities Act with the SEC; or (iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

9. Exceptions to limitations on selling shares during the one-year lockup period: ^

In the event of death, divorce, or similar circumstance, shares can be transferred to: ● The company that issued the securities ● An accredited investor ● A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. What happens if a company does not reach their funding target? ^

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ^

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.



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Disclaimers

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Soures:

Boat Brands
Boat Registration Statistics Uncovered: 10 Must-Know Facts (2025)
May 29, 2025 — How many boats are registered in the United States each year? Currently, there are over 12 million registered recreational boats in the U.S., with annual registrations growing steadily by about 1-2% per year.

U.S. Fish and Wildlife Service
First Motorized Boating Addendum Report Records Public Participation ...
December 10, 2024 — Motorized boating is a popular American outdoor pastime, an economic force, and funds conservation efforts across the Nation. To capture metrics on the time spent outdoors along with the economic impacts of recreational boating, the 2022 National Survey of Fishing, Hunting, and Wildlife-Associated Recreation included motorized boating survey questions for the first time in the Survey's 67 ...

Boating Industry
Coast Guard survey offers new boating data
December 14, 2020 — Across all owned boats, the average number of days a vessel is used is 19 days — 29 days for motorized boats and 12 days for human-powered boats. Outings, meaning different occasions that boats were operated out on the water, lasted an average of 3.8 hours.

Quicknav
Boating Statistics in [current_year] (incl. Covid & Millennials ...
April 9, 2025 — Average ownership cost of a new boat is $5,000-$8,000 per year. Open powerboat is the most popular type of boat in the U.S. 95% of recreational boats are less than 26-feet in length. Average boat in the U.S. is operated 54 days per year. 1. New boat sales surged 40% during the Covid pandemic.

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IBISWorld
Marinas in the US Number of Businesses Statistics | IBISWorld
December 31, 2004 — How many businesses are there in the Marinas in the US in 2025? There is 8,693 Marinas in the US businesses as of 2025, an decrease of -0.8% from 2024. The number of Marinas in the US businesses has declined -0.8% per year on average over the five years between 2020 and 2025.

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Simply Marinas
The Marina Market in 2025 - Simply Marinas
January 12, 2025 — The selling and buying of marinas has also slowed, but marinas are in the unique position of having little competition for what had been a fast-increasing number of boats needing storage. There are just about 10,500 marinas in the United States, a number that's not expected to grow by much.

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Gitnux
Food Delivery Industry Statistics Statistics: Market Data Report 2025
April 28, 2025 — The average online food delivery order value in the U.S. was approximately $37.85 in 2022 In 2023, over 60% of global consumers ordered food delivery at least once per month The most preferred cuisine for delivery in 2022 was Italian, followed by Chinese and American About 79% of consumers in 2022 preferred ordering food via mobile apps rather than websites The retention rate for food delivery ...

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Startup Guru Lab
Food Delivery Apps in the US: 2025 Statistics & Market Analysis
2 days ago — Over 65.7% of Americans will use food delivery by 2025 42 million active users on DoorDash platform alone Average order value ranges from $25-40 across platforms 78% of consumers view delivery as self-care Gen Z leads usage with 55% adopting online ordering US Food Delivery Market Size and Growth Market Value and Projections

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BoatKeep
How Many Boats In Florida - BoatKeep
Florida is renowned for its extensive waterways, beautiful coastlines, and a vibrant boating culture. As a result, it leads the nation in the number of registered recreational boats. With over 1 million registered vessels in the state, Florida is often referred to as the "Boating Capital of the World." This article explores the current statistics on boat registrations in Florida, the types of ...

Gitnux
Boating Industry Statistics Statistics: Market Data Report 2025
April 28, 2025 — Key Highlights · The U.S. boating industry generated over $41.5 billion in economic activity in 2022 · There are approximately 142 million recreational boaters worldwide · In the United States, there are about 12 million registered boats · The typical boat owner in the U.S. spends around $3,000 annually on maintenance and accessories · Fiberglass boats constitute approximately 80% of ...

· More

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businessofapps.com
Food Delivery App Revenue and Usage Statistics (2025)
July 15, 2025 — The food delivery market has seen significant growth over the past decade. Led by platform-to-consumer services, such as DoorDash and Uber Eats, food delivery has expanded from takeaways to anything a...

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nmma.org
April Report: New Boat Sales Dip as Economic Uncertainty Continues
July 6, 2025 — NMMA's latest Monthly Recreational Boating Industry Data Summary report, covering the rolling period from May 2024 through April 2025, points to continued headwinds with new powerboat retail unit sale...

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anythingresearch.com
2025 Industry Statistics - Marinas - Market Size, Trends, Financial ...
July 1, 2025 — Market Size & Industry Statistics The total U.S. industry market size for Marinas: Industry statistics cover all companies in the United States, both public and private, ranging in size from small bus...



businessresearchinsights.com
Food Delivery Service Market Size, Share - Forecast To 2033
June 29, 2025 — Food Delivery Service Market is set to grow from USD 380.43 billion in 2024 to USD 414.67 billion in 2025, reaching USD 826.25 billion by 2033, CAGR of 9%

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folio3.com
Top 20 Food Delivery Trends To Watch In 2025
June 10, 2025 — Key food delivery trends in 2025 include faster delivery times, personalized ordering, AI-powered recommendations, and a rise in online ordering statistics through third-party platforms.

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nmma.org
Soft Demand Continues with Bright Spots in Select Segments
June 4, 2025 — The latest data from NMMA's Monthly Recreational Boating Industry Data Summary report, covering the rolling period from April 2024 through March 2025, offers a tempered view of the recreational boatin...

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chefstandards.com
18 Irresistible Boat Food Ideas That Are Easy To Pack And Perfect For ...
June 3, 2025 — Whether you're out for a day of fishing, cruising with friends, or simply enjoying the sunshine, having delicious food on board can take your boating adventure to the next level. Here are some mouthwa...

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wifitalents.com
Boat Industry Statistics: Reports 2025
June 1, 2025 — In 2022, the United States led the world in recreational boat registrations with over 13 million boats registered The global personal watercraft (jet skis) market was valued at $1.2 billion in 2021 an...

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wifitalents.com
Boating Industry Statistics: Reports 2025
June 1, 2025 — Statistic 12 There are approximately 143 million Americans who participate in recreational boating Statistic 13 There are approximately 11 million registered recreational boats in the United States St...

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boatbrands.org
Coastal Boating Statistics You Need to Know in 2025 · Boat Brands
May 31, 2025 — On average, owners spend about 10-15% of the boat's value annually on maintenance, storage, insurance, and fuel. For example, a 25-foot powerboat may cost several thousand dollars per year to maintain...

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yahoo.com
United States Online Food Delivery Market Forecast Report and Company ...
May 26, 2025 — United States Online Food Delivery Market is expected to reach US$ 72.94 billion by 2033 from US$ 31.11 billion in 2024, with a CAGR of 9.93% from 2025 to 2033.

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myboatz.com
Provisioning a Boat for a Week-Long Trip: The Ultimate Guide
May 13, 2025 — FAQ Q: How do I calculate the amount of food needed for a week-long boat trip? A: Calculate approximately 2-3 meals per person per day, plus snacks. Plan for 1.5 times the normal portions as boating a...

gitnux.org
Boat Industry Statistics Statistics: Market Data Report 2025 - Gitnux
April 28, 2025 — Key Highlights · The global boat manufacturing market was valued at approximately $41 billion in 2022 · The recreational boat segment accounts for over 60% of the total boat market worldwide - In 2023...

boatbrands.org
15 Must-Know Recreational Boating Industry Statistics (2025)
April 16, 2025 — In this comprehensive guide, we'll unpack 15 eye-opening statistics that reveal the true state of the recreational boating industry in 2025. From the explosive rise in first-time boat owners to the do...

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boatbrands.org
Boat Sales Statistics: 10 Surprising Insights for 2025!
April 13, 2025 — Quick Tips and Facts Annual U.S. boat sales are projected to reach $57.7 billion in 2023! ⚓ New boat buyers surged between 2020 and 2022, as many sought outdoor adventures during the pandemic. Florida...

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finmodelslab.com
How to Plan Boat Trip Costs: Detailed Expense Breakdown
April 4, 2025 — Learn about the operational costs of a boat trip. Benefit from a detailed breakdown and tips for cost-effective planning.

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boatbrands.org
Unveiling 10 Eye-Opening Recreational Boat Statistics for 2025
April 2, 2025 — Key Takeaways Growing Popularity: The number of registered recreational boats in the U.S. has reached 16.1 million in 2023, reflecting a steady increase in ownership. Economic Impact: Recreational boa...

getwhizz.com
14 Top Food Delivery Statistics in 2025 - getwhizz.com
March 24, 2025 — The food delivery sector has witnessed unprecedented growth in the last decade and has grown to become a mass-market business that forms part of our day-to-day lives. To look ahead to 2025, it is impo...

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insurancejournal.com
At a Glance: US Recreational Boating - insurancejournal.com
March 23, 2025 — Florida is the U.S. state with the highest number of registered recreational boating vessels. Other watercraft users include 18.6 million kayakers, 9.6 million U.S. canoers, and 3.46 million ...

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marinadockage.com
NMMA Reports Shows Decline in New Boat Sales - Marina Dock Age
March 12, 2025 — Amid last week's news on tariffs and the subsequent potential economic and industry impacts, the National Marine Manufacturers Association (NMMA) has released its Monthly Recreational Boating Industry...

marineindustrynews.co.uk
NMMA 2024 report: 9% decline in US new boat retail sales
March 10, 2025 — The report analyses recreational boating powerboat unit sales and key economic indicators through December 2024. While these monthly NMMA reports cover a rolling 12-month period, this latest version f...

boatingindustry.com
NMMA reports 9% drop in 2024 new boat retail sales
March 10, 2025 — NMMA has released its Monthly Recreational Boating Industry Data Summary report, offering an analysis of recreational boating powerboat unit sales and key economic indicators through December 2024. Th...

nmma.org
NMMA Confirms 9% Decline in 2024 New Boat Retail Sales as Industry ...
March 9, 2025 — Amid last week's news on tariffs and the subsequent potential economic and industry impacts, NMMA has released its Monthly Recreational Boating Industry Data Summary report, offering a comprehensive a...

stackfood.app
Food Delivery Service Market: Size, Trends and Forecasts
March 3, 2025 — Online Food Delivery Services Market Size The online food delivery service market has expanded dramatically, with a substantial increase in both revenue and consumer adoption. According to industry fo...

ibzboat.com
How Many Boats Today? - ibzBoat
February 28, 2025 — As of today, the total number of boats registered worldwide is substantial, reflecting a growing interest in recreational boating. This article will explore the current landscape of boat ownership, re...

globenewswire.com
Industry Research on Marinas in the United States and
February 28, 2025 — Dublin, Feb. 28, 2025 (GLOBE NEWSWIRE) -- The "Marinas in the United States and Canada" report has been added to ResearchAndMarkets.com's offering. As a leader in industry-specific research, the ...

yahoo.com
Industry Research on Marinas in the United States and Canada, 2025
February 27, 2025 — Dublin, Feb. 28, 2025 (GLOBE NEWSWIRE) -- The "Marinas in the United States and Canada" report has been added to ResearchAndMarkets.com's offering.As a leader in industry-specific research, the ...


boatbrands.org
Boat Sales Statistics by Year: Uncovering Trends and Insights for 2025
February 17, 2025 — With the surge in recreational boating, especially post-pandemic, understanding boat sales statistics by year is more crucial than ever. In this article, we dive deep into the trends, factors influenc...

worthinsurance.com
49+ Boating Industry & Boating Accident Statistics
February 10, 2025 — How many boats are there in the U.S? Boats are a popular form of recreational transportation in the United States. According to estimates, there are more than 14 million boats registered in the USA, r...

theboatingzone.com
The State of the Boating Market in 2025: Trends, Insights, and Projections
January 26, 2025 — Global Boating Market Size: The global recreational boating market was valued at $29.8 billion in 2024, with projections to reach $35 billion by 2027 (CAGR of 5.1%). Used Boat Sales Dominate: Pre-owne...

upmenu.com
10 Key Food Delivery Statistics for 2024 - UpMenu
January 22, 2025 — Here are the 10 key food delivery stats every restaurant owner should track in 2024: 1. Market Growth Insights Keeping an eye on the overall market growth of food delivery helps restaurants gauge the...

market.us
Online Food Delivery Statistics and Facts (2025) - Market.us Scoop
January 13, 2025 — Introduction Online Food Delivery Statistics: This Refers to the process of using digital platforms like websites or mobile apps to order and receive food items from restaurants or cafes. Customers ha...

fishbowl.com
2024 Restaurant Industry Statistics: A Year in Review
January 6, 2025 — Explore key statistics and trends that shaped the restaurant industry in 2024. From guest behavior to technology adoption, understand the data driving change.

boatkeep.com
How Many Boats Are Registered In The US? - BoatKeep
January 1, 2025 — The number of registered boats in the United States has seen a slight decline in recent years. As of 2023, there were approximately 11.6 million registered or documented boats in the US, representing...

boatkeep.com
How Many Boats Are Registered In Florida? - BoatKeep
January 1, 2025 — How Many Boats Are Registered In Florida? Florida, known as the "Boating Capital of the World," leads the nation in recreational vessel registratio  of 2023, Florida has over 922,000 registered r...

boatbrands.org
12.5 Million Boats & Counting: The Shocking ... - Boat Brands
June 26, 2024 — As of 2023, there are approximately 12.5 million registered recreational boats in the United States. This number has been steadily growing over the past few decades, indicating the enduring popularity...

atastefortravel.ca
27 Best Boating Snacks To Enjoy This Summer - A Taste for Travel
May 8, 2024 — If you're looking for healthy snacks, appetizers and finger food to enjoy on a boat, we've got you covered! These delicious boating snacks are easy-to-make, portable, no-mess and nutritious. Popular w...

restaurant365.com
2024 State of the Restaurant Industry Survey: Q2 Update
May 1, 2024 — Restaurant operators generously participated in our recurring State of the Industry survey, sharing their time, thoughts, and ongoing dedication to delivering excellent dining experiences. Take a clos...

cruzely.com
How Much Cruise Lines Spend on Food (Less Than You Think?)
April 16, 2024 — These days, even if you head to a fast-food restaurant you can expect to spend $10-$15 on a meal. With that in mind, what cruise lines spend on food is frankly, surprising. Thanks for some financial r...

julieblanner.com
20 Easy Boat Snacks - Julie Blanner
March 6, 2024 — Get ready for summer lake days with inspiration for the BEST boat snacks! Boating food should be simple to make (+ pack) but also DELICIOUS.

spoton.com
83 Key Restaurant Industry Statistics for 2024 - Heart & Hustle
December 25, 2023 — 83 Key Restaurant Industry Statistics for 2024 See where the restaurant industry is headed with stats on food costs, labor, online ordering, and more.

getmyboat.com
The States with the Most Boat Owners - Getmyboat.com
November 28, 2023 — Getmyboat ranked states by their concentrations of registered boats per 100 residents, using data from a 2018 RTI International survey. The survey, which was funded by the Department of Homeland Secur...

outdooright.com
How Many Hours Do Boat Owners Use Their Boats Each Year
August 18, 2023 — For boat owners, maximizing time on the water is the ultimate goal. But between weather, maintenance, work schedules and other obligations, many boats unfortunately spend more time sitting idle at por...

boatinternational.com
Food budgets for private and charter yachts - BOAT International
January 19, 2015 — Food budgets for private and charter yachtsSpot the difference: private and charter A private yacht sees a lot fewer guests in a year than a busy charter yacht, so the regular re-stocking of guest pro…
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iboats.com
How many days per year do you boat? - iboats Boating Forums
July 10, 2012 — Re: How many days per year do you boat? May - Oct 20-30 days, depends on the weather. Some "days" are just a hour on the water at a small lake to get in some quick ski/board runs after work. Our kids…
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sciencedirect.com
Determinants of recreational boater expenditures on trips
November 30, 2001 — Boaters' sociodemographic and geographic characteristics, travel distance, type of destination, and trip patterns were important determinants of total expenditures on boating trip. However, the import…
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nmma.org
Recreational Boating - NMMA
The U.S. recreational boating industry generates $230 billion in annual economic impact, supporting more than 36,000 businesses and 812,000 jobs. View Recreational Boating Industry Data in U.S. and by…
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nmma.org
Boating & Marine Industry Statistics | NMMA
Boaters across the country are finding ways to spend time on the water. See the impact that boating has on your state's economy.
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nmma.org
Oppose the Employee Free Choice Act - NMMA
More than 3 out of 4—77 percent— current boat owners have an average household income of less than $100,000. Sixty-three percent of current boat owners earn less than $75,000 per year. Recreational Bo…
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nmma.org
U.S. Boat Registrations Report - NMMA
U.S. Total Boat Registration Statistics by Category and State Comprehensive report examines annual data on recreational boat registrations by state, propulsion, boat type, size and hull material.
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theboattripper.com
17 Boat-Friendly Food Ideas | Best Boat Snacks for Adults
Ready to find out about boat-friendly foods both you will love? Good Boat Food Ideas Wondering what food to bring on a boat trip? For journeys that last for longer than a few hours, often a meal will…

poidata.io
How Many Marinas are in United States? - July 2025 | Poidata.io
There are 9,948 Marinas in United States as of July, 2025. Download the latest data on Marinas in United States.
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midatlanticocean.org
Survey Shows Where Boaters Go and How They Spend Time, Money
Sabolewski can at least take some solace in knowing that, statistically speaking, he's due for an easier season of spending ahead. That's because a survey of Mid-Atlantic saltwater boaters found that…
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unexpectedlydomestic.com
65 Easy Boating Snacks & Food Ideas for Fun Summer Days
Easy boating snack ideas! These fun boat food ideas and snacks include easy summer finger foods and picnic lunch ideas for kids and adults.

deliverect.com
Deliverect | US Food Delivery in 2025: Growth & Key Trends
The State of the Food Delivery Industry in The US in 2025 In this article, we dive into the key trends shaping the food delivery space and what businesses need to do to keep up with the demands of tod…

deliverect.com
Deliverect US | Top Food Delivery Statistics 2025: Market Trends & Insights
The Asia-Pacific region is expected to be the global food delivery market's largest and fastest growth engine. Revenue in the online food delivery segment of Asia will reach US$717.70bn in 2025, with…

leisurepropertiesgroup.com
MARINA INVESTMENT REPORT 2025 - leisurepropertiesgroup.com
in use in the United States. While the overall supply of marinas is not growing at the same pace as industries like self-storage, new marina developments are still comin

restaurant.org
State Statistics | National Restaurant Association
The restaurant and foodservice industry is the nation's second largest private employer, with more than 15.5M people working at more than 1M outlets and is the nation's most diverse industry. The indu…

restaurant.org
National Statistics | National Restaurant Association
Get the facts with the latest National Statistics The size, scope and impact of the U.S. restaurant industry Restaurant Industry Facts at a Glance 9 in 10 restaurants have fewer than 50 employees 7 in…

uscgboating.org
NATIONAL RECREATIONAL BOATING SURVEY
This report describes the methodology of the second component of the NRBS: the Trip Survey. The Trip Survey is a panel study of recreational boaters that samples individual boating trips to measure ex…

researchandmarkets.com
United States Online Food Delivery Market Size & Competitors
United States Online Food Delivery Market is expected to reach US$ 72.94 billion by 2033 from US$ 31.11 billion in 2024, with a CAGR of 9.93% from 2025 to 2033. The demand for delivery services is fue…

researchandmarkets.com
Marinas in the US - Market Research Report 2015-2030
Marinas in the US - Market Research Report 2015-2030 Report 41 Pages March 2025 Region: United States IBISWorld ID: 239739

wa.gov
National Survey on Recreational Boating Policies and Practices
In November and December of 2024 JLARC staff sent a survey to the boating law administrators in all states, territories, and Washington D.C. We received 44 responses, for a 78% response rate. Responde…

obcc.org
NMMA Facts and Demographics - Ossining Boat and Canoe
More than 3 out of 4—77 percent—current boat owners have an average household income of less than $100,000. Sixty-three percent of current boat owners earn less than $75,000 per year. Recreational Boa…

cruising.org
Economic & Social Impact | Cruise Lines International Association
Higher Spending, Local Impact Cruise travelers spend more per visit than other tourists, with a higher share going to food, beverage, retail, arts, and entertainment. In some destinations, their hourl…

noaa.gov
Marine Recreational Fishing Expenditure Survey - NOAA Fisheries
The survey is conducted in two parts, focusing either on trip expenditures or durable goods expenditures. Part 1: Trip Expenditures, 2022 In 2022, the survey will focus on trip-related expenditures. A…

watersportsfoundation.com
Recreational Boating Statistics 2020 - Water Sports Foundation
An annual compilation of recreational boating statistics in the United States, compiled by the U.S. Coast Guard using data supplied by the U.S. states and territories. Recreational Boating Statistics…

thebusinessresearchcompany.com
Marinas Market Size, Share, Growth Drivers And Opportunities To 2034
Marinas Market 2025 – By Type (Private, Public), By Port Type (Seaport, Inland Port), By Application (Pleasure Marinas, Fishing Marinas, Commercial Marinas, Military Marinas), And By Region, Opportuni…

thebusinessresearchcompany.com
Recreational Boating Market Growth and Demand Report 2025-2034
The rising number of registered recreational boats will propel the growth of the recreational boating market. Registered recreational boats are watercraft designated for non-commercial and personal us…

bofa.com
State of the Restaurant Industry Report: Data & Statistics
Explore Bank of America's State of the Restaurant Industry report for key trends, insights, and statistics shaping the industry landscape. View the report here.

ohiodnr.gov
Recreational Boating Trends and Customer Satisfaction
The results of this study were released in the first quarter of 2023. The focus of the survey was the economic impact of recreational boating in Ohio as well as the drivers that influence boater parti...

grandviewresearch.com
Online Food Delivery Market Size | Industry Report, 2030
Online Food Delivery Market Summary The global online food delivery market size was estimated at USD 288.84 billion in 2024 and is projected to reach USD 505.50 billion by 2030, growing at a CAGR of 9...

grandviewresearch.com
The United States Online Food Delivery Market Size & Outlook, 2030
The online food delivery market in the United States is expected to reach a projected revenue of US$ 93,358.2 million by 2030. A compound annual growth rate of 9.6% is expected of the United States on...

keepitbeachy.com
21 Must-Have Boat Day Essentials You Cannot Forget - Keep It Beachy
It is so easy to leave behind boat essentials from boat snacks, sunscreen, towels, hats, and more, so we have made the ultimate list of boat day essentials for you to check off before getting on the b...

kentleyinsights.com
Marinas Market Research: Industry Trends & Growth Forecast
The 2025 Marinas Market Research Report includes 100+ data sets covering industry statistics, trends, forecasts, market size, financial metrics, industry dynamics, pay, growth, profitability, producti...

oceanblissjourneys.com
How Much Does A Family Of 4 Spend On Food And Drinks On Carnival 7 Day ...
A family of four can expect to spend around $300 to $500 on drink expenses during a 7-day cruise, depending on their beverage preferences. If you plan to enjoy alcoholic drinks, consider purchasing a...

thehulltruth.com
The Hull Truth - Boating and Fishing Forum - What is average usage hrs ...
50-60hrs per boat running time. Live in the Keys and pretty much boat year round. Cruising at 45-50mph is less than an hour each trip. I typically rotate boats to make sure I run them enough.

thehulltruth.com
The Hull Truth - Boating and Fishing Forum - What is average usage hrs ...
- - What is average usage hrs for a boat per year? (https://www.thehulltruth.com/boating-forum/304855-what-average-usage-hrs-boat-per-year.html) sanchoco 09-07-2010 10:20 AM

boatered.com
Food/drinks or fuel | Page 2 | Boatered

ibisworld.com
Marinas in the US - Market Research Report (2015-2030) - IBISWorld
Has the Marinas industry in the United States grown or declined over the past 5 years? The market size of the Marinas industry in the United States has been growing at a CAGR of 2.4 % between 2020 and...

nmma.ca
Industry Data Dashboard - NMMA
Industry Data Dashboard NMMA's Industry Data Dashboard is a monthly report that provides a snapshot of boating market and economic trends. The report contains analyses, trend charts, and data tables o...

wellfleet-ma.gov
Economic Impact Analysis - Wellfleet MA
Trip spending estimates, including what boaters spend on groceries, lodging, entertainment and restaurants, came from a 2006 national survey of more than 6,000 boaters that gathered information about...

monmouth.edu
The Mid-Atlantic Recreational Boater Survey - Monmouth University
However, there has historically been little documented data about the details of recreational saltwater boating, such as how much money people spend to support their activities, the duration of trips,...

glc.org
The Great Lakes: A recreational boating powerhouse
Those are some of the figures from a new report from the Great Lakes Commission, Great Lakes Recreational Boating's Economic Punch, based on a wide-ranging study of Great Lakes boaters and their spend...

cruisemarketwatch.com
Financial Breakdown of Typical Cruiser | Cruise Market Watch
Ever wonder where the money goes? Take a look at the estimated breakdown of the 2025 average cruise revenue and expenses for a typical cruise. The projected per-passenger, per-day cruise expense is $2...

umd.edu
BOATING 2000: A SURVEY OF BOATER SPENDING IN MARYLAND
The analysis determined that recreational boaters spend more than $2.3 billion for purchases of new equip-ment, annual boat-related expenses and trip-related expenses. Though some 95% of these purchas...

emmacruises.com
Cruise Food – How Much do Cruise Ships Spend Per Cruise and Per Person?
Premium cruise lines will have a higher food spend on average than mainstream cruise lines. Norwegian Cruise Line, Buffet Cakes How Much do Cruise Lines Spend on Food for a Cruise? The Royal Caribbean...

hl.com
U.S. Restaurant Industry Update | Winter 2024
The fast casual segment outperformed all other subsectors in the restaurant industry, buoyed by continued strong results from Cava. Marking its fifth consecutive quarter of positive comps (four of whi...

hl.com
Restaurants Industry Update - January 2024 - Houlihan Lokey
The broader restaurant industry had been steadily gaining momentum for ~40 years,(1) and despite a hiccup due to COVID-19, the sector has rebounded substantially, given pent-up demand for dining exper...

portofanacortes.com
THE ECONOMIC IMPACT OF GUEST BOATERS - Port of Anacortes
Guest boaters spent an average of $1,437 per party with local businesses, equating to over $10 million in local spending. Guest boater spending in Anacortes created 70 jobs and $3.3 million in labor i...

lineup.ai
Restaurant Statistics You'll Need for 2024 | Lineup.ai
The restaurant industry stands as a cultural cornerstone and economic powerhouse, shaping the way people dine and contributing significantly to the global economy. As we step into 2024, let's explore...

safeboatingcouncil.org
Recreational Boating Facts | National Safe Boating Council
Number of registered boats The 11,674,073 recreational vessels registered by the states in 2024 represent a 1.1% increase from last year when 11,546,512 recreational vessels were registered. The 2024...

backpackingguys.com
Where Do Tourists Spend Their Money? – Backpacking Guys
The average cost of a meal, whether it's a quick bite at a street food stall or a leisurely dinner at a high-end restaurant, can vary greatly depending on the destination. In this section, we'll delve...

imarcgroup.com
United States Online Food Delivery Market | Forecast 2033
United States Online Food Delivery Market Size, Share & Analysis The United States online food delivery market size was valued at USD 31.91 Billion in 2024. Looking forward, IMARC Group estimates the...

marinaassociation.org
U.S. Marina Industry Economic Impact Study
The calculator was developed using regional input-output modeling that estimates the economic relationships between consumers and producers in an economic chain. For example, the sale of fuel at a mar...

markwideresearch.com
United States Online Food Delivery Market 2025-2034 | Size,Share, Growth
Market Overview The United States Online Food Delivery Market has experienced significant growth in recent years, driven by the increasing popularity and convenience of ordering food online. This mark...

portseattle.org
PORT OF SEATTLE CRUISE SHIP INDUSTRY 2019
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EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: BoatBites CF Investors SPV, LLC
        c/o Boat Bites Inc.
        7901 4th St. N STE 300
        St. Petersburg, FL 33702

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of BoatBites CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class A Common Stock to be acquired from BoatBites Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class A Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,234,999.68 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 1, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.08 worth of Securities are received, which also includes a 2% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the reviewed balance sheet of the Crowdfunding Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has provided the reviewed Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had inception financials (the "**Inception Financial Statements**") reviewed by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF BOATBITES INC. ("BOATBITES"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN BOATBITES AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT BOATBITES'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class A Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class A Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware

Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in St. Petersburg, Florida. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of St. Petersburg, State of Florida. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

> If to the Company, to:
>
> BoatBites CF Investors SPV, LLC
> c/o Boat Bites Inc.
> 7901 4th St. N STE 300
> St. Petersburg, FL 33702
>
> If to the Crowdfunding Issuer, to:

Boat Bites Inc.
7901 4th St. N STE 300
St. Petersburg, FL 33702

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

BoatBites Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Stock of BoatBites Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class A Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>**TYPE OF OWNERSHIP:**</u>

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

BoatBites Inc

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                  (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                          (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in BoatBites Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in BoatBites Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

Docusign Envelope ID: EA69D4BB-B4BB-49B8-9C64-693FF6201313

LIMITED LIABILITY COMPANY AGREEMENT

OF

BOATBITES CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of BoatBites CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of April 29, 2025 by and among the Company, BoatBites Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by BoatBites Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is BoatBites CF Investors SPV, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 7901 4th St. N, Suite 300, St. Petersburg, Florida 33702 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)　　If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05　　Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06　　Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07　　Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01　　Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02　　Capital Contributions; No Withdrawals.

(a)　　The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)　　No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03　　Admission of Additional Members.

(a)　　Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Docusign Envelope ID: EA69D4BB-B4BB-49B8-9C64-693FF6201313

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02 <u>Income Tax Status</u>. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 <u>Tax Matters Representative</u>.

(a) <u>Appointment; Resignation</u>. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) <u>Tax Examinations and Audits</u>. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) <u>US Federal Tax Proceedings</u>. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) <u>Section 754 Election</u>. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) <u>Indemnification</u>. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on April 29, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, BoatBites Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Class A Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

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ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o BoatBites Inc.
	7901 4ᵗʰ St. N, Suite 300
	St. Petersburg, Florida 33702
	Email: john@boatbites.app
	Attention: John Bonaccorso, CEO of BoatBites Inc.

If to the Manager:	7901 4ᵗʰ St. N, Suite 300
	St. Petersburg, Florida 33702
	Email: john@boatbites.app
	Attention: John Bonaccorso, CEO

| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and

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contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

BOATBITES CF INVESTORS SPV, LLC

By: BoatBites Inc., a Delaware corporation,

Its Manager



By: Signed by: John Bonaccorso 11718A0BB730418...

Name: John Bonaccorso

Title: CEO

[SIGNATURE PAGE TO BOATBITES CF INVESTORS SPV, LLC OPERATING AGREEMENT]

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SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Amended and Restated Certificate of Incorporation
(Attached)



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BOATBITES INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JULY, A.D. 2025, AT 2:19 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

5091747 8100
SR# 20253419583

Authentication: 204277980
Date: 07-23-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF BOATBITES, INC.

BoatBites, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL") filed its original certificate of incorporation under its present name with the Delaware Secretary of State on September 13, 2024. This Amended and Restated Certificate of Incorporation has been adopted in accordance with the provisions of Section 245 of the DGCL and by a vote of a majority of the corporation's stockholders entitled to vote. The corporation's Certificate of Incorporation is hereby amended and restated as follows:

1. The name of the corporation is BoatBites, Inc. (the "Corporation").

2. The Registered Office of the Corporation is located at 1521 Concord Pike, Suite 201, in the City of Wilmington, in the County of New Castle, Delaware 19803. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporate Creations Network Inc.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation is authorized to issue is 70,000,000 shares. There shall be two (2) classes of shares and each class shall have the same par value of $0.001 per share. The two (2) classes of shares shall be:

Class A Common Shares: 1 vote per share; and

Class B Common Shares: no voting rights.

The Corporation is authorized to issue 50,000,000 Class A Common Shares and 20,000,000 Class B Common Shares.

5. The name and mailing address of the incorporator of the Corporation are:

Name	Mailing Address
John Bonaccorso	7901 4th Street N, Suite 300 St. Petersburg, Florida 33702

6. Unless and except to the extent that the by-laws of the Corporation (the "By-Laws") shall so require, the election of directors of the Corporation need not be by written ballot. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director.

7. To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any

#64096583 v6

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 07/21/2025
FILED 02:19 PM 07/21/2025
SR 20253419583 - File Number 5091747

breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Paragraph 7 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

8. The Corporation may indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that the Covered Person, or a person for whom the Covered Person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

WHEREFORE, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by John Bonaccorso, President, this 18th day of July, 2025.

By   *John Bonacorso*
    Name: John Bonaccorso, President

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#64096583 v6

EXHIBIT F
By-Laws
(Attached)

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BY-LAWS OF
BOATBITES INC.

ARTICLE I
OFFICES

Section 1.01   Offices. The address of the registered office of BoatBites Inc. (hereinafter called the "**Corporation**") in the State of Delaware shall be at 1521 Concord Pike, Suite 201, Wilmington, Delaware 19803. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section 1.02   Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01   Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02   Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03   Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04   Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record

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entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05   Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06   List of Stockholders. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07   Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these by-laws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the

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affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08   Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the Secretary, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09   Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these by-laws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10   Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or

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alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 **Written Consent of Stockholders Without a Meeting.** Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 **Fixing the Record Date.**

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date

CORE/3531328.0002/191886184.1

for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02   Number; Term of Office. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03   Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

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Section 3.04   Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section 3.05   Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06   Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08   Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.09   Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10   Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11   Notices. Subject to Section 3.08, Section 3.10 and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these by-laws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, e-mail or by other means of electronic transmission.

Section 3.12   Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these by-laws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for

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the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13   Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14   Quorum of Directors. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15   Action by Majority Vote. Except as otherwise expressly required by these by-laws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17   Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules

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and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01   Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a president, a treasurer and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant secretaries and other officers. Any two or more offices may be held by the same person.

Section 4.02   Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03   The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04   Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

Section 4.05   The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06   The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the

Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07   Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01   Certificates Representing Shares. The shares of stock of the Corporation may be represented by certificates. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman, any vice chairman, the president or any vice president, and by the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02   Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03   Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04   Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with

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respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section 6.01   Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 6.02   Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.03   Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.04   Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.05   Conflict with Applicable Law or Certificate of Incorporation. These by-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these by-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
AMENDMENTS

These by-laws may be amended, altered, changed, adopted and repealed or new by-laws adopted by the Board of Directors. The stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

BoatBites Inc.

DocuSigned by:

John Bonaccorso

By: _____
129CF7D0695544E...
John Bonaccorso as Secretary

10

AMENDMENT TO BYLAWS OF

BOATBITES, INC.

a Delaware corporation

By joint written consent dated July 18, 2025 the shareholders and directors of the BoatBites, Inc. (the "Corporation") have approved the following amendment of the bylaws of the Corporation:

I. SECTIONS 3.02, 3.03 AND 3.07 OF ARTICLE III, BOARD OF DIRECTORS, ARE AMENDED TO READ IN THEIR ENTIRETY AS FOLLOWS:

Section 3.02 Number; Term of Office. The Board of Directors shall consist of five (5) members. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03 Nomination, Election and Removal of Directors.

(a) Original stockholders, John Bonaccorso and Cary Gould (the "Founding Stockholders"), by majority vote of the total Shares held by the Founding Stockholders, shall be entitled: (A) to nominate three (3) individuals to the Board to serve as directors (the "Founder Directors") until their respective successors are elected and qualified, (B) to nominate each successor to any Founder Director and (C) to direct the removal from the Board of any director nominated under this clause.

(b) The holder(s) of a majority of all voting Shares not held by the Founding Stockholders shall be entitled nominate two (2) individual(s) to the Board to serve as a director(s) (the "Common Directors") until their successors are elected and qualified, (B) to nominate each successor to any Common Director and (C) to direct the removal from the Board of any director nominated under this clause.

(c) Each nomination or any proposal to remove from the Board any director shall be made by delivering to the Corporation a notice signed by the party or parties entitled to such nomination or proposal. As promptly as practicable, but in any event within ten (10) days, after delivery of such notice, the Corporation shall take or cause to be taken such actions as may be reasonably required to cause the election or removal proposed in such notice. Such actions may include calling a meeting or soliciting a written consent of the Board, or calling a meeting or soliciting a written consent of the Stockholders.

(d) Each Stockholder with voting Shares shall vote all Shares held by such Stockholder for the election to the Board of all individuals nominated in accordance with Sections 3.03 (a) or 3.03(b) and for the removal from the Board of all directors proposed to be

removed in accordance with <u>Sections 3.03(a) or 3.03(b)</u> and shall take all actions required on its behalf to give effect to the agreements set forth in this <u>Section 2</u>. Each voting Stockholder shall use all reasonable efforts to cause each director originally nominated by such Stockholder to vote for the election to the Board of all individuals nominated in accordance with <u>Sections 3.03(a) or 3.03(b)</u>.

Section 3.07   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman; provided, that the Corporation shall convene meetings of the Board at least once every three (3) months. Upon any failure by the Corporation to convene any meeting required by this paragraph, any director shall be empowered to convene such meeting. Meetings may be held by virtual means.

II.   SECTION 5.02 OF ARTICLE V, STOCK CERTIFICATES AND THEIR TRANSFER, IS AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

Section 5.02 Transfers of Stock.

      (a)   Procedure for Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

      (b) Transfer Restrictions.   Without the prior written approval of the Board of Directors (other than in connection with a sale of the Corporation approved by a 60% majority of the outstanding voting shares of the Corporation's stock), no Stockholder shall be permitted to transfer any shares except for transfers of shares between the Founding Stockholders, which shall be freely permitted. A Stockholder proposing to transfer his, her or its shares shall provide the Corporation with information on the identity of the proposed transferee of the shares and such other information as the Board shall reasonably request to make a determination of whether or not to prohibit such transfer in the sole discretion of the Board. Notwithstanding same, the Board shall not unreasonably withhold, condition or delay its consent to proposed transfers for the purpose of estate planning or transfers to beneficiaries of the estate of a deceased Stockholder.

EXHIBIT G
Stockholders Agreement
(Attached)

BOATBITES, INC.

SHAREHOLDERS' AGREEMENT

JULY 18, 2025

TABLE OF CONTENTS

4900-4158-1372 v.3
4900-4158-1372 v.6

<u>Annex, Schedules and Exhibits</u>

Annex

Annex A	-	Definitions

Schedules

Schedule I	-	Schedule of Shareholders
Schedule II	-	Schedule of Share Ownership of Shareholders

Exhibit

Exhibit A	-	Spousal Consent

ii

4900-4158-1372 v.3
4900-4158-1372 v.6

SHAREHOLDERS' AGREEMENT dated as of July 18, 2025 (this "Agreement"), of **BOATBITES, INC.**, a Delaware corporation (the "Company"), having its principal place of business in St. Petersburg, Florida among the Company and the parties listed on Schedule I hereto from time to time (the "Shareholders").

WHEREAS, each Shareholder owns, as of the date hereof, that number of Shares (as defined below) set forth opposite such Shareholder's name on Schedule II hereto; and

WHEREAS, the undersigned Shareholders believe it to be in the best interests of the Company and the Shareholders to provide for the continued stability of the business and policies of the Company and its Subsidiaries, if any (as defined below), as the same may exist from time to time, and, to that end, the undersigned Shareholders (constituting the Shareholders holding at least a majority of the then outstanding Shares) desire to enter into this Agreement, setting forth those certain agreements and understandings as are contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the parties hereto agree as set forth below.

Section 1.   Definitions; Rules of Construction.

(a)   Certain capitalized terms used in this Agreement are defined in Annex A hereto. Annex A is expressly incorporated by reference into this Agreement. Capitalized terms used but not defined in this Agreement shall have the meaning set forth for such term, if any, in the Company's certificate of incorporation or bylaws (as amended or amended and restated from time to time).

(b)   The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require.

(c)   Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope or intent of this Agreement or of any of its provisions. All references in this Agreement to any numbered Articles or Sections are, unless otherwise indicated, references to the Articles or Sections, as the case may be, of this Agreement which are so numbered. All references to the numbered or lettered Exhibits are references to the Exhibits so numbered or lettered which are appended to this Agreement, as such Exhibits may be amended, supplemented or otherwise modified from time to time. Such references to Exhibits are to be construed as incorporating by reference the contents of each Exhibit to which such reference is made as though such contents were set out in full at the place in this Agreement where such reference is made.

Section 2.   Board of Directors.

If at any time Christopher Dann is removed from the Board following the date of this Agreement while Chesapeake Land Resources, LLC remains a stockholder of the Company, then automatically upon the effectiveness of such removal and continuing for so long as Chesapeake Land Resources, LLC remains a stockholder of the Company, Christopher Dann, as the designee of Chesapeake Land Resources, LLC, shall be entitled to non-voting board observer rights with respect to the Board. In such capacity, Christopher Dann shall have equal rights as a Common Director to:

(a) receive notice of all regular and special meetings of the Board;

(b) obtain meeting materials distributed to the Board;

(c) attend all meetings of the Board and its committees in a non-voting capacity;

(d) participate in discussions at such meetings, including the right to speak, ask questions and receive answers from management and advisors;

(e) receive notice of and materials for any Board actions proposed to be taken by written consent (in lieu of a meeting), including the full text of the proposed consent, all supporting exhibits or resolutions, and, to the extent adopted by the Board, copies of all executed written consents;

(f) access and inspect the Company's minute books (including written consents), stock ledger, material contracts and other corporate records, upon reasonable prior notice;

(g) request and receive additional information reasonably related to the business and affairs of the Company (financial data, KPI reports, cap-table updates); and

(h) communicate directly with the Company's directors, officers, employees, and outside advisors on matters presented to the Board.

Section 3. **Protective Provisions**.

(a) Notwithstanding anything in this Agreement or the Company's certificate of incorporation or bylaws (as either may be amended and/or restated from time to time) to the contrary, neither the Company nor any Shareholder shall take, cause to be taken, or agree to take, whether directly or indirectly, any of the following actions with respect to the Company or any Subsidiary without the prior written approval of at least a majority of the directors then-serving on the Board (which majority shall include at least two (2) Founder Directors and one (1) Common Director as such terms are defined in the Company's bylaws):

(i) Modify the articles of incorporation or bylaws of the Company;

(ii) Declare the bankruptcy of the Company;

(iii) (A) cause or permit a Sale of the Company, or cause or permit any merger, consolidation, divestiture, reorganization, any similar corporate transaction, (B) transfer all or a substantial portion of the assets of the Company or (C) dissolve or wind up the Company; or

(iv)   Change the fundamental nature of the business conducted by the Company.

Section 4.   Representations by Shareholders Upon Acquisition or Receipt of Shares.

Upon the acquisition or receipt of any Shares, in addition to any other representations and warranties set forth in any other document required by the Board with respect to such acquisition or receipt, each Shareholder (severally and not jointly) makes the representations and warranties set forth below to the Company and the other Shareholders with respect to such Shares, effective upon the acquisition or receipt thereof and upon such Shareholder's execution and delivery of a counterpart hereof.

(a)   Such Shareholder is acquiring the Shares for his, her or its own account, for investment and not with a view to the distribution thereof or any interest therein in violation of the Securities Act or applicable state securities laws.

(b)   Such Shareholder understands that (i) the Shares have not been registered under the Securities Act or applicable state securities laws by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws and (ii) the Shares must be held by such Shareholder indefinitely unless a subsequent Transfer thereof is registered under the Securities Act and applicable state securities laws or is exempt from such registration.

(c)   Such Shareholder further understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to such Shareholder) promulgated under the Securities Act ("Rule 144") depends on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales of the Shares acquired hereunder in limited amounts.

(d)   Such Shareholder is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

(e)   The Company has made available to such Shareholder or its representatives all agreements, documents, records and books that such Shareholder has requested relating to an investment in the Shares being acquired by the Shareholder. Such Shareholder has had an opportunity to ask questions of, and receive answers from, a Person or Persons acting on behalf of the Company, concerning the terms and conditions of this investment, and answers have been provided to all of such questions to the full satisfaction of such Shareholder. Such Shareholder has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the risks and merits of this investment and to suffer a complete loss of its investment.

(f)   Such Shareholder has no need for liquidity in his, her or its investment in the Shares. Such Shareholder can bear the economic risk of investment in the Shares and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of the investment in the Shares. Such Shareholder has consulted with his, her or its professional, tax and legal advisors with respect to the federal, state, local and foreign income tax consequences of such Shareholder's participation as a Shareholder of the Company.

(g) Such Shareholder understands that there is no public market for the Shares and that the Transferability of the Shares is restricted.

(h) The execution, delivery and performance of this Agreement by such Shareholder have been duly authorized. This Agreement has been duly executed and delivered by such Shareholder and (assuming the valid authorization, execution and delivery of this Agreement by the other parties hereto) is the legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application relating to or affecting creditors' rights and to general equity principles.

(i) Such Shareholder has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement and without the prior consent of the Board, no Shareholder shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement.

(j) The execution, delivery and performance by such Shareholder of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by such Shareholder with the provisions hereof, will not (i) if such Shareholder is an entity, conflict with or result in a breach of any provision of the certificate of incorporation, bylaws, operating agreement, formation agreement, trust certificate, partnership agreement or any other organizational document of such Shareholder, (ii) violate or conflict with or constitute (with notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any encumbrance upon such Shareholder's Shares pursuant to, the terms, conditions or provisions of any note, bond, lease, mortgage, indenture, license, agreement, contract or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or such Shareholder's properties or assets are bound or (iii) violate any provision of Applicable Law or any order, judgment, award, writ, injunction or decree applicable to such Shareholder or any of such Shareholder's properties or assets.

(k) No permit, authorization, consent or approval of or by, or notification of or filing with, any Person is required in connection with the execution, delivery or performance by such Shareholder of this Agreement.

(l) As an inducement to the Company to issue Shares to each Shareholder and as a condition thereto, each Shareholder acknowledges and agrees that (i) neither the issuance of Shares to any Shareholder nor any provision contained herein will, alone, entitle the Shareholder to remain in the employment of the Company or any of its Subsidiaries or affect the right of the Company or any of its Subsidiaries to terminate the Shareholder's employment at any time for any reason; provided, however, that this provision is not intended to, and shall not, limit any Shareholder's rights under the terms of any employment agreement or other agreement between the Company or any Subsidiary and such Shareholder and (ii) except as required under the Act or as expressly provided in this Agreement or any other agreement between the Company or any of its Subsidiaries and the Shareholder, the Company shall have no duty or obligation to disclose to any Shareholder, and no Shareholder will have any right to be advised of, any material information regarding the Company or any of its Subsidiaries.

Section 5.   Transfers.

As between and among the Company and the Shareholders, matters of Transfers shall be treated pursuant to the terms of the Company's certificate of incorporation and bylaws (as amended or amended and restated), subject in each case to the other provisions of this Agreement.

Section 6.   Tag-Along Rights.

(a)   Transaction Notice and Election.   If either Founder elect to sell their respective shares in the Company in a bona fide third party sale (a "Sale Transaction") (it being understood that transfers for purposes of restructuring, to one or more family members, to one or more affiliates, for estate planning purposes, or which constitute Excluded Permitted Transfers will not be considered Sale Transactions), the applicable selling Founders will extend to the Shareholders the right to participate in such a Sale Transaction subject to and in accordance with the terms set forth herein (the "Tag-Along Right"). The applicable selling Founders in a Sale Transaction shall notify the Shareholders of such Sale Transaction and provide a summary of the material terms of such Sale Transaction (the "Transaction Notice") at least 30 days prior to the signing or closing thereof, as applicable. Within 25 days following receipt of the Transaction Notice, a Shareholder will notify the applicable Founder if the Shareholder elects to exercise the Tag-Along right to tag-along in such Sale Transaction. Any failure by a Shareholder to provide notice of an election to tag-along in such Sale Transaction within such 25-day period (the "Response Period") will constitute: (i) an election by a Shareholder not to tag-along in such Sale Transaction and (ii) a waiver of the Tag-Along Right with respect to such Sale Transaction. For purposes hereof, "Excluded Permitted Transfers" means transfers otherwise permitted under the governing documents of the Company which are made in exchange for no consideration, nominal consideration, or other consideration that is materially less than fair market value or on terms that are not the result of genuine arms' length negotiation with a bona fide third-party.

(b)   Amount Sold

(i)   If a Shareholder exercises the Tag-Along Right, such election to tag-along shall be irrevocable and to the extent accepted by the counterparty to the Sale Transaction, the Shareholder shall be bound and obligated to sell its shares in the Sale Transaction on the terms and conditions set forth in this Section 6. Subject to clause (ii), a Shareholder shall have the right (and, if applicable, the obligation) to sell in the Sale Transaction up to the number of shares equal to the product obtained by multiplying (A) the number of shares held by Shareholder by (B) a fraction (I) the numerator of which is equal to the number of shares the selling Founder(s) propose to transfer in the Sale Transaction and (II) the denominator of which is equal to the total number of shares held by the selling Founder(s).

(ii)   The selling Founder(s) shall use commercially reasonable efforts to include in the Sale Transaction the shares of Shareholders that may be included pursuant to clause (i), above, it being understood that the counterparty to the Sale Transaction shall not be required to purchase any amount of shares in excess of the amount set forth in the Transaction Notice. If the counterparty to the Sale Transaction is only willing to purchase less than all of the shares sought to be transferred by any selling Shareholders, the number of shares to be sold to such counterparty shall be reduced so that each selling stockholder is entitled to sell its Pro Rata Portion of the shares the applicable counterparty is willing to purchase. For purposes hereof, "Pro Rata Portion" means, with respect to the number of shares to be sold by the selling stockholders, the number of shares equal to the product of (A) the aggregate number of shares the applicable counterparty proposes to purchase and (B) a fraction (I) the numerator of which is equal to the number of shares then held by such stockholder and (II) the denominator of which is equal to the number of shares then held by all of the selling stockholders participating in the Sale Transaction. If the counterparty to the Sale Transaction is unwilling to accept or purchase shares held by a particular Shareholder or class of Shareholders then, notwithstanding the exercise of the Tag-Along Right, any such Shareholder will not be permitted to participate in the Sale Transaction. However, to the extent that the counterparty refuses to accept or purchase any such shares from such Shareholder that such Shareholder would have otherwise had the right to sell as a result of the exercise of its exercise of the Tag-Along Right, the Company and the selling Founders shall not close or consent to the closing of the applicable Sale Transaction unless, before or concurrently with such closing, the selling Founders purchase all such shares from such Shareholder on the same terms and conditions upon which the selling Founders sells its shares (such that the Shareholder is put into the same position that the Shareholder would have been in had the counterparty in the Sale Transaction purchased such shares from the Shareholder as a result of the exercise of the Tag-Along Right).

(c) <u>Consideration</u>. The selling shareholders shall receive the same form and amount of consideration per shares; provided, that each such stockholder's proportionate share of related expenses will be deducted from such consideration in accordance with <u>clause (e)</u>.

(d) <u>Conditions of Sale</u>. Each selling Shareholder shall make or provide the same representations, warranties, covenants, indemnities, and agreements in connection with the Sale Transaction (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining to a specific selling stockholder, the other selling stockholders shall make comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by the selling stockholders severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties that do not relate to a selling stockholder shall be in an amount not to exceed the aggregate proceeds received by such selling stockholder in connection with the Sale Transaction. However, if the counterparty to the Sale Transaction requires that any such representations, warranties, covenants, or indemnities be made on a joint and several basis, then the selling stockholders will attempt in good faith to negotiate and enter into a contribution agreement or cross-indemnification agreement on mutually acceptable and customary terms.

(e) <u>Expenses</u>. The documented fees and expenses of the selling Founder(s) incurred in connection with a Sale Transaction for the general benefit of the selling Shareholders, to the extent not paid or reimbursed by the Company or the counterparty to the Sale Transaction, shall be shared by the selling Founder(s) and all other participating Shareholders (if any) on a pro rata basis, based on the consideration received by each such Shareholder provisions of this <u>Section 6</u> will continue with respect to each Share until the earlier of (i) the date on which such Share has been Transferred in a Public Sale, (ii) the consummation of an Approved Sale or (iii) the occurrence of a Public Offering; provided, that, the provisions of this <u>Section 6</u> will continue after the closing of any Approved Sale to the extent necessary to enforce the provision of this <u>Section 6</u> with respect to such Approved Sale.

(f) <u>Cooperation</u>. The selling Shareholders shall promptly take all actions as may be reasonably necessary to consummate the Sale Transaction, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the selling Founders.

(g) <u>Deadline for Completion of Sale</u>. The selling Founder(s) shall have 120 days following the Response Period in which to sell the Shares described in the Transaction Notice on the terms described in the Transaction Notice, which such period may be extended for a reasonable time, not to exceed 60 days, to the extent reasonably necessary to obtain any required consents or approvals or to complete the closing of the Sale Transaction. If at the end of such period the selling Founder(s) have not completed such sale, the selling Founder(s) may not then effect a transfer of their shares without again fully complying with the provisions of this <u>Section 6</u>.

(h) <u>Sales in Violation of the Tag-Along Right</u>. If the selling Founder(s) sell any of their shares in breach of this <u>Section 6</u>, then the Shareholders shall have the right to sell to the applicable selling Founder(s), and the applicable selling Founder(s) shall purchase from the Shareholders, the respective number of shares that the Shareholders would have had the right to sell to the counterparty to the Sale Transaction pursuant to this <u>Section 6</u>, for a per share amount and form of consideration and on the terms and conditions on which such counterparty bought shares from the selling Founder(s).

Section 7. **Preemptive Rights**.

(a) In addition to the approvals required by <u>Section 3(a)</u>, if, at any time, the Company proposes to offer New Securities to any Person, the Company shall, and the Founders shall cause the Company to, before such offer, deliver to the Shareholders an offer (the "<u>Preemptive Offer</u>") to issue to the Shareholders that are able to certify to the Company that they are "accredited investors" (as such term is defined in Rule 501 pursuant to the Securities Act) (the "<u>Eligible Shareholders</u>"), such New Securities upon the terms set forth in this <u>Section 7</u>. The Preemptive Offer shall state that the Company proposes to issue New Securities and specify their number and terms (including purchase price). The Preemptive Offer shall remain open and irrevocable for a period of fifteen (15) days (the "<u>Preemptive Period</u>") from the date of its delivery to the Shareholders.

(b) Each Eligible Shareholder may accept the Preemptive Offer by delivering to the Company a notice (the "<u>Purchase Notice</u>") within the Preemptive Period. The Purchase Notice shall state the number (the "<u>Preemptive Number</u>") of New Securities such Eligible Shareholder desires to purchase. Subject to <u>Section 7(c)</u>, the New Securities shall be allocated among the Eligible Shareholders in accordance with their respective Pro Rata Amounts (based on the aggregate number of Shares of the Company outstanding at the time of the Offer and held by all Eligible Shareholders).

(c)   Each Eligible Shareholder shall have a right of oversubscription (pursuant to one process pursuant to this subsection only) such that if any Eligible Shareholder fails to elect to purchase its full Pro Rata Amount of the New Securities, the remaining Eligible Shareholders shall, among them, have the right to purchase up to the balance of the Pro Rata Amounts of such New Securities not so purchased. Each Eligible Shareholder may exercise such right of oversubscription by electing to purchase more than its Pro Rata Amount of the New Securities by so indicating in its Purchase Notice given during the Preemptive Period. If, as a result thereof, such oversubscriptions exceed the total number of the New Securities available in respect to such oversubscription privilege, the oversubscribing Eligible Shareholders shall be cut back with respect to oversubscriptions on a pro rata basis in accordance with their respective Pro Rata Amounts or as they may otherwise agree among themselves.

(d)   The issuance of New Securities to the Eligible Shareholders who delivered a Purchase Notice shall be made on a business day, as designated by the Company, not less than ten (10) and not more than thirty (30) days after expiration of the Preemptive Period on those terms and conditions of the Offer not inconsistent with this Section 7.

(e)   If the number of New Securities exceeds the sum of all Preemptive Numbers, the Company may issue such excess or any portion thereof on the terms and conditions of the Preemptive Offer to any Person within one hundred eighty (180) days after expiration of the Preemptive Period. If such issuance is not made within such one hundred eighty (180)-day period, the restrictions provided for in this Section 7 shall again become effective.

(f)   For purposes of this Section 7, each Eligible Shareholder may aggregate his, her or its Pro Rata Amount among other Shareholders in his, her or its Group to the extent that such other Shareholders in his, her or its Group do not elect to purchase their respective Pro Rata Amount of such New Securities

Section 8.   Approved Sale; Sale of the Company.

(a)   If the holders of a sixty percent (60%) majority of all outstanding voting Shares (the "Dragging Shareholders") propose a Sale of the Company to any Person that is not an Affiliate of any of the Dragging Shareholders, then any Shareholders who are among the Dragging Shareholders shall be entitled to deliver notice to the Company that the Dragging Shareholders desire the Company and/or the Shareholders to enter into agreements with one or more Persons that would result in a Sale of the Company (an "Approved Sale"), whereupon all Shareholders and the Company shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as (i) a merger or consolidation of the Company, each Shareholder shall, and hereby agrees to, waive any dissenter's rights, appraisal rights or similar rights in connection with such merger or consolidation and instruct the Board to vote in favor of such Approved Sale, or (ii) a sale of Shares, each Shareholder shall, and hereby agrees to, agree to sell their Shares on the same terms and conditions approved by such Dragging Shareholders. All Shareholders and the Company shall take all necessary and desirable actions in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the customary representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale and (ii) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below. The Shareholders shall not be required to comply with, and shall have no rights under, <u>Sections 5</u> through 10 in connection with any Approved Sale.

(b)   The Company shall provide the Shareholders with written notice of any Approved Sale at least thirty (30) days prior to the earlier of the signing and the closing thereof, which shall identify the proposed purchaser, the offer price, the form and material terms of consideration proposed to be paid and the proposed closing date of the Approved Sale.

(c)   In an Approved Sale, each Shareholder shall receive the same form of consideration and participate on the same terms and conditions as the Dragging Shareholders, provided that:

(i)   Upon the consummation of the Approved Sale, each Shareholder shall receive the same portion of the aggregate consideration from such Approved Sale that such Shareholder would have received if such aggregate consideration (in the case of an asset sale, after payment or provision for all liabilities) had been paid by the Company in a Liquidity Event;

(ii)   if any Shareholders are given an option as to the form, terms, or amount of consideration to be received with respect to Shares (other than with respect to Shares held by Shareholders that are employees of the Company or its Subsidiaries who are disproportionately "rolling" their Shares in such Approved Sale), all holders of Shares will be given the same option;

(iii)   in the event that the Shareholders are required to provide any representations, warranties, covenants or indemnities in connection with an Approved Sale (other than representations, warranties and indemnities on an individual basis concerning each Shareholder's valid ownership of his or its Shares, free of all liens and encumbrances, enforceability and each Shareholder's authority, power, and right to enter into and consummate agreements relating to such Approved Sale without violating Applicable Law or any other agreement), then each Shareholder shall not be liable for more than his or its pro rata amount (based on the proportion of the aggregate transaction consideration received) of any liability for misrepresentation, breach or indemnity (except in respect of such individual representations, warranties and covenants) and such liability to each such Shareholder (other than in the case of fraud by such Shareholder) shall not exceed the net proceeds received by such Shareholder from such purchaser for such Shareholder's Shares;

(iv)   No Shareholder (other than a current or former employee of the Company or any of its Subsidiaries) shall be required to enter into and agree to be bound by any restrictive covenant in connection with an Approved Sale except to the extent that the Founder shall have expressly entered into and agreed to be bound by such restrictive covenant.

(v)   Each Shareholder and the Company hereby grants an irrevocable proxy and power of attorney to any nominee or nominees of the Dragging Shareholders (the "<u>Nominees</u>") to take all necessary actions and execute and deliver all documents deemed necessary and appropriate by such Person to effectuate the consummation of any Approved Sale. Such proxy and power of attorney is a special power of attorney coupled with an interest, is irrevocable and shall survive the death, incompetence, bankruptcy, dissolution or liquidation of any Shareholder. The Shareholders hereby indemnify, defend and hold the Nominees harmless (severally in accordance with their pro rata share of the consideration received in any such Approved Sale (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby, except for acts involving the willful misconduct, gross negligence or fraud of the Nominees.

(vi)   The provisions of this Section 8 will continue with respect to each Share until the earlier of (i) the date on which such Share has been Transferred in a Public Sale, (ii) the consummation of an Approved Sale or (iii) the occurrence of a Public Offering; provided, that, the provisions of this Section 8 will continue after the closing of any Approved Sale to the extent necessary to enforce the provision of this Section 8 with respect to such Approved Sale.

Section 9.   Registration Rights.

If the Company in the future provides any of its Shareholders with registration rights (including but not limited to form S-1 or S-3 demand registration rights, or "piggy-back" registration rights), the Company will, and the Founders will cause the Company to, provide customary registration rights to the Shareholders, taking into account the relative ownership interests of the Shareholders as determined in good faith by the Board.

Section 10.   Right of First Refusal to Purchase Shares.

(a)   Third Party Purchase Offer. If a Shareholder (the "Selling, Shareholder") acting, in good faith, should decide to transfer for consideration any or all of his or her Shares and shall have received a bona fide written offer from a third party to purchase a specified number of such Shares (the "Subject Shares") at a specified purchase price and upon specified terms and conditions (the "Outside Offer"), the Selling Shareholder shall immediately give written notice and a copy of such Outside Offer to the Company and to the other Shareholders (the "Non-Selling Shareholders"), which written notice shall include a complete description of the Outside Offer, including. without limitation, the number of Subject Shares, the purchase price, and the identity of the third party. Provided the proposed transfer of Shares is approved by the Board in accordance with Section 5(c), the Non-Selling Shareholders and/or the Corporation shall have the option, exercisable within 30 days following receipt of the written notice, to purchase the Subject Shares on the same terms as those of the Outside Offer.

(b)   Purchase Options. Each Non-Selling Shareholder shall have the option to purchase his or her Proportionate Share (defined as a fraction, the numerator of which is the number of Shares owned by such Non-Selling Shareholder and the denominator of which is the total number of Shares owned by all of the Non-Selling Shareholders) of the Subject Shares. To the extent any Non-Selling Stock-holder does not exercise his or her option to purchase his or her Proportionate Share of the Subject Shares, each of the other Non-Selling Shareholders shall have an additional option to purchase a Proportionate Share of the remaining Subject Shares (except that the term "Proportionate Share" for purposes of such additional option shall mean the fraction, the numerator of which is the number of Shares owned by such Non-Selling Shareholder and the denominator of which is the total number of Shares owned by all of the Non-Selling Shareholders who exercised options to purchase Subject Shares as set forth in the preceding sentence), such process to continue until either there shall be no remaining Subject Shares with respect to which purchase options have not been exercised or no Non-Selling Shareholders who desire to purchase Subject Shares. However, if the Non-Selling Shareholders do not, in the aggregate, exercise their options to purchase all of the Subject Shares, then all purchase options, whether or not theretofore exercised pursuant to this Section , of the Non-Selling Shareholders shall terminate and the Selling Shareholder shall have the right to sell the Subject Shares under the terms and conditions specified in Section 10(c) below.

(c) Sale to Third Party. If all of the Subject Shares are not purchased by the Non-Selling Shareholders as set forth above, then the Selling Shareholder may consummate the sale of all of the Subject Shares pursuant to the Outside Offer, provided that such sale is consummated within 45 days following (i) the expiration of the 30-day option period described in Section 10(a) above, or (ii) the date of written notice from the Non-Selling Shareholders to the Selling Shareholder advising the Selling Shareholder that the Non-Selling Shareholders and the Corporation will not exercise their purchase options described above, whichever date shall first occur. The purchaser of the Subject Shares shall be bound by, and shall take the Subject Shares subject to. the terms of this Agreement, including, without limitation, restrictions relating to gifts, devises, pledges, and other voluntary and involuntary transfers, and no transfer of the Subject Shares shall be recorded on the stock records of the Corporation until the Corporation has received the written agreement of such purchaser to such effect. Upon such recordation, the new holder of the Shares shall be deemed a Shareholder for all purposes of this Agreement.

Section 11. Information Rights.

In addition to the information rights of the Shareholders provided under applicable state law, the Company shall make available, or cause to be made available, to each Shareholder owning at least seven and one-half (7.5%) percent of the Common Shares:

(a) within forty-five (45) days after the last day of each of the first three (3) fiscal quarters of the Company, the unaudited balance sheet of the Company on a consolidated basis with its Subsidiaries as at the end of such fiscal quarter, and the related statements of operations and the related statements of cash flows of the Company on a consolidated basis with its Subsidiaries, which shall set forth in comparative form such figures as at the end of and for such fiscal quarter from the prior fiscal year;

(b) within one hundred eighty (180) days after the last day of each fiscal year of the Company, the audited balance sheet of the Company on a consolidated basis with its Subsidiaries as at the end of such fiscal year, and the related statements of operations and the related statements of cash flows of the Company on a consolidated basis with its Subsidiaries, which shall set forth in comparative form such figures as at the end of such fiscal year from the prior fiscal year; and

(c) within forty-five (45) days after the end of each fiscal year of the Company, an annual budget of the Company and its Subsidiaries, including, without limitation, a four (4) quarter income statement, balance sheet and statement of cash flows for the immediately succeeding year on a quarter-by-quarter basis.

The provisions of this <u>Section 10</u> will continue with respect to each Share until the earlier of (i) the date on which such Share has been Transferred in a Public Sale, (ii) the consummation of an Approved Sale or (iii) the occurrence of a Public Offering.

Section 12. Insurance.

To the extent not already obtained, Company shall, and the Founders shall cause the Company to, obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers directors and officers liability insurance, in an amount and on terms and conditions satisfactory to the Board, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board determines that such insurance should be discontinued.

Section 13. Notices.

(a) All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by electronic mail (or similar electronic means with a copy by nationally-recognized overnight courier) or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by such party to the other parties.

(i) If, to the Company:

BoatBites Inc.
c/o John Bonaccorso
7901 4th St N STE 300
St. Petersburg, FL 33702

(ii) if to the Shareholders, to their respective addresses set forth on <u>Schedule I</u> hereto.

(b) All such notices, requests, consents and other communications shall be deemed to have been delivered and received (i) in the case of personal delivery or delivery by electronic mail or .PDF, on the date of such delivery (and, if such date is not a Business Day, then on the next Business Day), (ii) in the case of dispatch by nationally-recognized overnight courier, on the next Business Day following such dispatch and (iii) in the case of mailing, on the fifth (5th) Business Day after the posting thereof.

Section 14. Amendments.

Subject to <u>Section 3</u>, any provision of this Agreement may be modified, waived or amended if, and only if, such modification, waiver or amendment is in writing and approved by a majority of the Shareholders, voting individually.

Section 15. No Conflicting Agreements.

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No Shareholder shall enter into any agreements or arrangements of any kind with any Person with respect to any Shares or other Equity Securities on terms inconsistent with the provisions of this Agreement (whether or not such agreements or arrangements are with other Shareholders or with Persons that are not party to this Agreement).

Section 16.   Entire Agreement.

This Agreement, together with the Company's certificate of incorporation or bylaws (as either may be amended and/or restated from time to time) and any other agreements expressly referred to herein by and between the Company and a Shareholder in effect as of or prior to the date of this Agreement, as applicable (the "Prior Agreements"), contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect to such subject matter (including, for the avoidance of doubt, the Agreement). The parties hereto covenant not to enter into any other agreements or understandings after the date hereof regarding any of the subject matter hereof other than as set forth herein, except pursuant to an amendment, modification or waiver of the provisions of this Agreement. To the extent that a Prior Agreement contains terms that conflict with or are inconsistent with the terms of this Agreement, the terms of this Agreement shall control as between the Company, such Shareholder, and any other Shareholders that are also party thereto. Notwithstanding the foregoing, the Company shall, and the Founders shall cause the Company to, comply with the terms set forth in Section 2 (Royalty) of that certain Side Letter Agreement by and between the Company and Chesapeake Land Resources, LLC.

Section 17.   Governing Law; Jurisdiction, Waiver of Jury Trial.

(a)   This Agreement shall be governed by and construed in accordance with the substantive and contract interpretation laws of the State of Delaware without regard to its conflict of law doctrines, and applicable federal law.

(b)   The state and federal courts having jurisdiction over Tampa, Florida shall have exclusive personal jurisdiction and venue over the parties to this Agreement, any lawsuit, arbitration, mediation, or dispute of any kind arising out of or with respect to this Agreement, the Schedules or any document pertaining to the transactions contemplated under this Agreement. Each party waives any defense or claim of lack of personal jurisdiction, forum non conveniens, or alternative forum, as to these courts. Any judgment or decision rendered in such courts may be filed and enforced to the full permitted extent in any other court or tribunal world-wide, in accordance with Applicable Law, treaties and/or conventions.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 16</u>.

Section 18.   No Third Party Beneficiaries.

None of the provisions in this Agreement shall be for the benefit of or enforceable by any Person other than the parties to this Agreement and their respective successors and assigns. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

Section 19.   Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same Agreement. Facsimile or .PDF counterpart signatures to this Agreement shall be binding and enforceable.

Section 20.   Severability of Provisions.

It is the desire and intent of the Shareholders that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 21.   Spousal Consent.

If requested by the Company, each Shareholder who is an individual shall cause his or her spouse, as applicable, to execute and deliver a Spousal Consent in the form attached as <u>Exhibit A</u> to this Agreement. The signature of a spouse on a Spousal Consent shall not be construed as making such spouse a Shareholder of the Company or a party to this Agreement except as may otherwise be set forth in such consent. Each Shareholder who is an individual will certify his or her marital status to the Company at the Company's request.

Section 22.   Confidentiality.

Each Shareholder will maintain the confidentiality of all information regarding the Shareholders and the Company (including information regarding any Person in which the Company holds any investments) received by such Shareholder pursuant to this Agreement and shall use such information solely in connection with monitoring such Shareholder's investment in the Company. Notwithstanding the foregoing, each Shareholder may disclose such information (a) to its consultants, attorneys and accountants, so long as such Persons are advised of the confidentiality provisions of this Section 22 and so long as such Shareholder shall remain liable for any breach of this Section 22 by such Person, (b) as required by legal process, law or any governmental, administrative or regulatory authority, (c) in connection with any required governmental, administrative or regulatory filing or periodic examination by a governmental regulatory authority with jurisdiction over such Shareholder or in connection with any litigation involving such Shareholder, (d) pursuant to any rule or regulation promulgated by any securities regulation authority or any securities exchange, (e) to the extent that the information can be established by such Shareholder to have been rightfully received by such Shareholder from a third party without confidential limitations or to have been rightfully in such Shareholder's possession prior to the Company's conveyance of such information to such Shareholder, or (f) to the extent that the information provided by the Company is otherwise generally available in the public domain. Each Shareholder hereby agrees to notify the Board in the event of any request for disclosure pursuant to clauses (b) and (c) above and authorizes representatives from the Board to appear and contest any request for any disclosure pursuant to clauses (b) and (c) above.

Section 23.   Remedies.

Each party hereto acknowledges and agrees that in the event he, she or it fails to perform, observe or discharge any of its obligations or liabilities under this Agreement, no remedy at law will provide adequate relief to the other parties hereto, and agrees that the other parties hereto shall be entitled to specific performance and/or temporary and permanent injunctive relief in any such case without the necessity of proving actual damages or posting of a bond. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available, whether under any provision of this Agreement, by contract, at Applicable Law, in equity or otherwise.

Signature page follows.

Docusign Envelope ID: C5F9A961-3691-483B-A66F-F721B754BD0D

IN WITNESS WHEREOF, the undersigned have duly executed this Shareholders' Agreement as of the date first written above.

THE COMPANY:

BOATBITES, INC.

Signed by:
John Bonacorrso
11718A0BB730418...

By: ______________________________
Name: John Bonaccorso
Title: President

THE SHAREHOLDERS

Signed by:
John Bonacorrso
11718A0BB730418...

____
John Bonaccorso

____
Cary Gould

Chesapeake Land Resources, LLC

By: ______________________________
Name: Christopher Dann
Title: Manager

____
John Falvey

Schedule I
Schedule of Shareholders

1. John Bonaccorso
2. Cary Gould

3. Chesapeake Land Resources, LLC
4. John Falvey

Annex A

DEFINITIONS

"<u>Affiliate</u>" means, with respect to any Person, (i) who is an individual, the spouse, parent, sibling or lineal descendant of such Person, and (ii) any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. For purposes of this definition, the terms "control," "controlling," "controlled by" and "under common control with," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"<u>Agreement</u>" has the meaning set forth in the Preamble.

"<u>Applicable Law</u>" means, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments or orders of any Governmental Authority applicable to such Person.

"<u>Approved Sale</u>" has the meaning set forth in <u>Section 8(a)</u>.

"<u>Board</u>" means the board of directors of the Company.

"<u>Business Day</u>" means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

"<u>Commission</u>" means the Securities and Exchange Commission and any other Governmental Authority at the time administering the Securities Act.

"<u>Committee</u>" has the meaning set forth in <u>Section 2(e)</u>.

"<u>Common Shareholder</u>" means any Shareholder that holds Common Shares and any Permitted Transferee of such Shareholder.

"<u>Common Shares</u>" means shares of the Company's Common Stock.

"<u>Company</u>" has the meaning set forth in the Preamble.

"<u>Director</u>" means any Person that is a member of the Board.

"<u>Dragging Shareholders</u>" has the meaning set forth in <u>Section 8(a)</u>.

"<u>Eligible Shareholders</u>" has the meaning set forth in <u>Section 7(a)</u>.

"<u>Equity Securities</u>" means all Shares or equity interests of the Company, all securities convertible into or exchangeable for Shares or equity interests of the Company, and all options, warrants, and other rights to purchase or otherwise acquire Shares or equity interests from the Company, including any stock appreciation or similar rights, contractual or otherwise.

A-1

"Excluded Shares" means any Equity Securities (a) issued as a dividend or distribution on any Equity Securities; (b) issued by reason of a dividend, stock split, split-up or other distribution on Equity Securities; (c) issued to employees or directors of, or consultants or advisors to, the Company or any of its Subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (d) Equity Securities issued upon the exercise of Equity Securities constituting options or warrants or Equity Securities actually issued upon the conversion or exchange of convertible Equity Securities, in each case provided such issuance is pursuant to the terms of such option, warrant or convertible Equity Securities; or (e) issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a bona fide arms' length debt financing, equipment leasing or real property leasing transaction approved by the Board.

"Founders" means John Bonaccorso or Cary Gould or their respective successors and assigns.

"Governmental Authority" means any domestic or foreign government or political subdivision thereof, whether on a federal, state or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof.

"Group" means:

(a) in the case of any Shareholder who is an individual, (i) such Shareholder, (ii) the spouse, parent, sibling or descendants of such Shareholder, (iii) all trusts for the benefit of such Shareholder, and (iv) all Persons principally owned by and/or organized or operating for the benefit of any of the foregoing;

(b) in the case of any Shareholder that is a partnership, (i) such Shareholder, (ii) its limited, special and general partners in the case of a liquidation of such partnership, (iii) any Person to which such Shareholder shall Transfer all or substantially all of its assets, and (iv) all Affiliates of such Shareholder; and

(c) in the case of any Shareholder which is a corporation or a limited liability company, (i) such Shareholder, (ii) its Shareholders or members as the case may be in the case of a liquidation of such corporation or limited liability company, and (iii) all Affiliates of such Shareholder.

"Insolvency Event" means (i) the Company or any Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing; (ii) an involuntary case or other proceeding shall be commenced against the Company or any Subsidiary seeking liquidation, reorganization or other relief with respect to it or its debts under bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the

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appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or (iii) an order for relief shall be entered against the Company or any Subsidiary under the federal bankruptcy laws in effect at such time.

"Liquidity Event" means (i) any Insolvency Event and (ii) any Sale of the Company.

"Shareholders" has the meaning set forth in the introduction to this Agreement.

"New Securities" means all Equity Securities other than Excluded Shares.

"Permitted Transferee" means any Person acquiring Shares from a Shareholder in accordance with the provisions of Section 5.

"Person" means any legal person, including any individual, corporation, investment fund, partnership, limited partnership, limited liability company, joint venture, joint stock company, association, trust, unincorporated entity or Governmental Authority.

"Preemptive Number" has the meaning set forth in Section 7(b).

"Preemptive Offer" has the meaning set forth in Section 7(a).

"Preemptive Period" has the meaning set forth in Section 7(a).

"Pro Rata Amount" means, with respect to any Shareholder, the quotient obtained by dividing (a) the number of Shares held by such Shareholder by (b) the aggregate number of Shares held by all Shareholders, assuming in each case the conversion or exchange of all securities by their terms convertible into or exchangeable for Shares and the exercise of all "vested" and "in the money" options to purchase or rights to subscribe for Shares (including warrants) or such convertible or exchangeable securities, as applicable.

"Public Offering" means an initial public offering by the Company (or any successor) of its equity interests to the public effected pursuant to an effective registration statement under the Securities Act, or any comparable statement under any similar United States federal statute then in effect.

"Public Sale" means any sale of Shares to the public pursuant to an offering registered under the Securities Act or pursuant to the provisions of Rule 144 adopted under the Securities Act following a Public Offering.

"Purchase Notice" has the meaning set forth in Section 7(b).

"Requisite Shareholders" has the meaning set forth in Section 3(b).

"Sale of the Company" means (i) the Transfer of all or substantially all of the Company's and its Subsidiaries' assets, (ii) the Transfer of all or a majority of the outstanding Equity Securities of the Company, (iii) the merger or consolidation of the Company with another Person, or (iv) the issuance of New Securities to another Person (with or without a reclassification of the

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outstanding Equity Securities of the Company), in each case in clauses (ii), (iii) and (iv) above, under circumstances in which the holders (and their Affiliates) of all of the voting power of the outstanding Equity Securities of the Company, immediately prior to such transaction, hold less than 50% in voting power of the outstanding Equity Securities of the Company or the surviving or resulting Person, as the case may be, immediately following such transaction.

"Securities Act" means the Securities Act of 1933 or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Shares" means all shares and share equivalents held at any time during the term of this Agreement by any Shareholder.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the total voting power of equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, representatives or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more subsidiaries of such Person, or (iii) one or more Subsidiaries of such Person. For purposes of this definition, the term "controlled" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Subsidiary" means any subsidiary of the Company.

"Tag-Along Acceptance Notice" has the meaning set forth in Section 6(b).

"Tag-Along Sale" has the meaning set forth in Section 6(a).

"Tag-Along Sale Notice" has the meaning set forth in Section 6(a)(i).

"Transfer" means, as to any Share or asset (the "Subject Property"), to sell, transfer, assign, gift, pledge, grant a security interest in, distribute, encumber or otherwise dispose of (including, without limitation, the foreclosure or other acquisition by any lender with respect to the Subject Property pledged to such lender by the holder of the Subject Property), whether directly or indirectly (including, without limitation, by means of a Transfer of any security or other interest issued by a Person that holds, directly or indirectly, an interest in the Subject Property), such Subject Property, either voluntarily or involuntarily and with or without consideration, excluding by employees to the Company upon a termination of employment.

"Transferee" means any Person to whom a Shareholder shall Transfer Shares.

"Transferring Shareholder" has the meaning set forth in Section 6(a).

****

A-4

EXHIBIT A

<u>FORM OF SPOUSAL CONSENT</u>

Dated [_____], 20[--]

Reference is hereby made to the Shareholders' Agreement, dated as of [__], 2025 among Boatbites, Inc., a Delaware corporation (the "<u>Company</u>"), and the parties signatory thereto (the "<u>Shareholders' Agreement</u>"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Shareholders' Agreement.

This Spousal Consent is being delivered pursuant to <u>Section 20</u> of the Shareholders' Agreement, copies of which have been provided to the undersigned ("<u>Spouse</u>"), as applicable. Spouse, as the spouse of _____ (the "<u>Relevant Shareholder</u>"), consents to all of the provisions of the Shareholders' Agreement and to the extent that Spouse may lawfully do so, Spouse confirms that the Relevant Shareholder may act alone with respect to all matters in connection with the Shareholders' Agreement. Spouse also confirms that the Relevant Shareholder may enter into agreements pursuant to the Shareholders' Agreement, as applicable, and consent to and execute amendments thereof, without further signature or consent of, or notice to, Spouse. Spouse further agrees that he/she will not take any action to oppose or otherwise hinder the operation of the provisions of the Shareholders' Agreement.

To the extent of any property interest that Spouse may have in such Relevant Shareholder's Shares, Spouse consents to be bound by the terms of the Shareholders' Agreement, including, without limitation, restrictions on transfer and obligations to sell set forth therein.

_____
Name of Spouse:

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EXHIBIT H
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

CLASS A COMMON STOCK PURCHASE AGREEMENT

This Class A Common Stock Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2025 by and among BoatBites Inc., a Delaware corporation (the "***Company***"), and BoatBites CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class A Common Stock**.

    1.1   <u>Sale and Issuance of Class A Common Stock</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Class A Common Stock (the "***Shares***") at a purchase price of $____ per Share (the "***Price***").

    1.2   <u>Closing</u>. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   <u>Valid Issuance of the Shares</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Amended and Restated Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1   Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2   Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3   Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4   Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7   Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8   Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

4.1   Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

BoatBites CF Investors SPV, LLC, a Delaware limited liability company

By: BoatBites Inc., a Delaware corporation
Its Manager

By: _____
Name: John Bonaccorso
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

BoatBites Inc., a Delaware corporation

By: _____
Name: John Bonaccorso
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Shares of Class A Common Stock Purchased	Aggregate Purchase Price
BoatBites CF Investors SPV, LLC			

EXHIBIT I
Financial Statements
(Attached)

BoatBites Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

BoatBites Inc.

Table of Contents




Independent Accountant's Review Report

June 2, 2025
To: Board of Directors of BoatBites Inc.
Attn: John Bonaccorso, CEO
Re: 2024-2023 Financial Statement Review– BoatBites Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of BoatBites Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of BoatBites Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 2, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



BOATBITES, INC.
BALANCE SHEET
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 16,089	$ 11,699
Total Current Assets	**16,089**	**11,699**
Total Assets	**$ 16,089**	**$ 11,699**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Noncurrent Liabilities		
Shareholders loan	15,000	-
Total Noncurrent Liabilities	**15,000**	**-**
Total Liabilities	**15,000**	**-**
Stockholders' Equity		
Common stock – Class A	459	78
Common stock – Class B	358	32
Common stock – Class C	7,797	7,797
Additional paid in capital	277,194	112,004
Accumulated deficit	(284,719)	(108,241)
Total Stockholders' Equity	**1,089**	**11,669**
Total Liabilities and Stockholders' Equity	**$ 16,089**	**$ 11,669**

The accompanying footnotes are an integral part of these financial statements.

BOATBITES, INC.
INCOME STATEMENT
For the years ended December 31, 2024 and 2023
(Unaudited)

	December 31, 2024	December 31, 2023
Revenues	$ -	$ -
Cost of Services	(35,502)	(8,798)
Gross Profit	**(35,502)**	**(8,798)**
Operating Expenses		
General and administrative	100,045	7,184
Advertising and marketing	22,597	91,847
Professional services	18,334	412
Total Operating Expenses	**140,976**	**99,443**
Net Loss	$ **(176,478)**	$ **(108,241)**

The accompanying footnotes are an integral part of these financial statements.

BOATBITES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock			Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Class A- Value ($ par)	Class B- Value ($ par)	Class C- Value ($ par)			
Balance as of July 22, 2023 (date of inception)	-	-	-	-	-	-
Issuance of common stock	78	32	7,797	112,003		119,910
Net loss					(108,241)	(108,241)
Balance as of December 31, 2023	$ 78	$ 32	$ 7,797	$ 112,003	$ (108,241)	$ 11,669
Issuance of common stock	381	326	-	193,742		194,449
Return of capital				(28,551)		(28,551)
Net loss					(176,478)	(176,478)
Balance as of December 31, 2024	$ 459	$ 358	$ 7,797	$ 277,194	$ (284,719)	$ 1,089

The accompanying footnotes are an integral part of these financial statements.

BOATBITES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (176,478)	$ (708,241)
Net cash used in operating activities	**(176,478)**	**(708,241)**
Cash Flows from Financing Activities		
Issuance of common stock	165,898	119,910
Proceeds from loans	15,000	-
Net cash generated by financing activities	**180,898**	**119,910**
Net change in cash and cash equivalents	**4,420**	**11,669**
Cash and cash equivalents at beginning of year	11,669	-
Cash and cash equivalents at end of year	**$ $16,089**	**$ 11,669**

The accompanying footnotes are an integral part of these financial statements.

BOATBITES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

BoatBites, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed in Florida on July 22, 2023, and reincorporated in Delaware on September 13, 2024. The Company is headquartered in Tampa, Florida, and operates within the United States.

The Company has developed an on-water e-commerce platform that facilitates the delivery of food, beverages, and other essential items from land-based businesses to boaters. The platform utilizes proprietary logistics, vendor management systems, and navigational software to enable real-time deliveries to moving vessels. Revenue is planned to be generated through delivery fees, sponsorships, advertising, and the sale of dealerships.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and money market funds that meet the definition of cash equivalents under ASC 305, Cash and Cash Equivalents.

BOATBITES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

The Company has cash and cash equivalents amounting to $16,089 and $11,669 as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of contracts with our customers are satisfied. The Company plans to generate revenue primarily through delivery fees. Revenue is recognized at the point in time when control of the products transfers to the customer, typically upon delivery or at the point of sale.

The Company incurred costs associated with its beta testing that had no incurred revenue.

Advertising Cost

The Company recognizes advertising costs as expenses when they are incurred. The Company incurred $22,597 and $91,847 in advertising costs for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit

BOATBITES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOAN PAYABLE

Shareholder's Loan

In June 2024, a shareholder provided a loan of $15,000 to the Company to fund payment to a software vendor. The loan is unsecured, non-interest bearing, and does not have a specified maturity date. Repayment is not expected within the next twelve months. As such, the loan is classified as a non-current liability. The outstanding loan amounted to $15,000 and nil as of December 31, 2024 and 2023, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY AND RELATED PARTY

Common Stock

The Company was incorporated in the State of Florida on July 22, 2023, and at that time was authorized to issue 10,000,000 shares of common stock with no designated classes.

On September 13, 2024, upon reincorporation in the State of Delaware, the Company amended its Certificate of Incorporation to authorize the issuance of 30,000,000 shares of common stock, divided into three classes as follows:
- Class A Common Shares: Investor shares, each entitled to one vote per share.
- Class B Common Shares: Employee shares, with no voting rights.
- Class C Common Shares: Founder shares, each entitled to 10,000 votes per share.

BOATBITES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

The total authorized shares are comprised of 16,000,000 Class A Common Shares, 4,000,000 Class B Common Shares, and 10,000,000 Class C Common Shares with a par value of $0.001 per share for each class.

The number of shares of common stock issued and outstanding as of December 31, 2024 and 2023 is as follows:

Class of Common Stock	December 31, 2024	December 31, 2023
Class A	459,167	77,667
Class B	357,600	32,100
Class C	7,796,650	7,796,650

Related Party Investments

Investments totaling $724,660 were contributed by the cofounders, John Bonaccorso and Cary Gould.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 6 – SUBSEQUENT EVENTS

Equity Financing

The Company issued an additional 560,001 shares of Class A Common Stock at a price of $1.00 per share, raising gross proceeds of $560,001 . In addition, the Company issued 175,000 shares of Class B Common Stock, primarily as part of its employee compensation program. The funds will be used to support platform development, market expansion, and general operating activities as the Company continues scaling its on-water e-commerce operations.

Changes in Voting Rights

The Company implemented a revision to its voting right structure. The previously established 10,000-to-1 voting ratio for Class C Common Shares has been modified, and henceforth, Class A and Class C Common Shares will each carry one (1) vote per share. Class B Common Shares, which are issued to employees, will retain no voting rights.

Management's Evaluation

Management has evaluated subsequent events through June 2, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

BoatBites CF Investors SPV, LLC

(a Delaware Limited Liability Company)

Reviewed Financial Statements

As of April 29, 2025 (date of inception)

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

BoatBites CF Investors SPV, LLC

Table of Contents




Independent Accountant's Review Report

June 3, 2025
To: Board of Directors of BoatBites CF Investors SPV, LLC
Attn: John Bonaccorso, CEO
Re: Inception Financial Statement Review– BoatBites CF Investors SPV, LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of BoatBites CF Investors SPV, LLC (the "Company"), which comprise the balance sheet as of the date of inception April 29, 2025 and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of BoatBites CF Investors SPV, LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 3, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



BOATBITES CF INVESTORS SPV, LLC
BALANCE SHEET
As of April 29, 2025 (date of inception)
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-

Members' Equity

Members' Capital		-
Retained earnings		-
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

BOATBITES CF INVESTORS SPV, LLC
INCOME STATEMENT
As of April 29, 2025 (date of inception)
(Unaudited)

Revenues	$ -
Operating Expenses	
General and administrative	-
Total Operating Expenses	-
Net Income (Loss)	$ -

The accompanying footnotes are an integral part of these financial statements.

BOATBITES CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of April 29, 2025 (date of inception)
(Unaudited)

	Members' Capital	Retained Earnings	Total Members' Equity
Balance as of April 29, 2025 (Inception)	$ -	$ -	$ -
Contributions	-	-	-
Distributions	-	-	-
Net Income	-	-	-
Balance as of April 29, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

BOATBITES CF INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS
As of April 29, 2025 (date of inception)
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		-
Net cash used in investing activities		-
Cash Flows from Financing Activities		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

BOATBITES CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

BoatBites CF Investors SPV, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on April 29, 2025. The Company is a special purpose vehicle formed to serve as a crowdfunding vehicle for the purpose of acquiring, holding, and disposing of securities issued by BoatBites Inc. (the "Crowdfunding Issuer"), which will also act as the Manager of the Company. The Company is headquartered in St. Petersburg, Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st. These financial statements cover the inception date of April 29, 2025.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of April 29, 2025, the Company had no cash and cash equivalents and did not have any bank accounts.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

BOATBITES CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (DATE OF INCEPTION)
(AUDITED)

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of April 29, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of April 29, 2025, the Company does not generate sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – MEMBERS' EQUITY

As of April 29, 2025, the Company has not yet received any investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

BOATBITES CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (DATE OF INCEPTION)
(AUDITED)

Management has evaluated subsequent events through June 3, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.